Exhibit 10.2
STOCK PURCHASE AGREEMENT
Dated as of August 31, 2007
By and Among
GIBRALTAR INDUSTRIES, INC.
as Purchaser
FLORENCE CORPORATION
as Company
and
THE SELLERS SPECIFIED HEREIN

TABLE OF CONTENTS
[Table of Contents will be revised when
final draft is prepared for circulation.]

1.	DEFINITIONS; INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation	10
1.3	Table of Contents and Headings	10

2.	SALE AND PURCHASE OF SHARES	10
2.1	Sale and Purchase of Shares	10
2.2	Amount of Purchase Price	11
[2.3	Adjustment of Purchase Price	11
2.4	Payment of Purchase Price	12

3.	CLOSING AND TERMINATION	14
3.1	Closing Date	14
3.2	Termination Agreement	14
3.3	Procedure Upon Termination	14
3.4	Effect of Termination	15

4.	REPRESENTATIONS AND WARRANTIES OF COMPANY	15
4.1	Organization and Good Standing	15
4.2	Authorization of Agreement	15
4.3	Capitalization	16
4.4	Subsidiaries	16
4.5	Conflicts; Consents of Third Parties	17
4.6	Ownership and Transfer of Shares	18
4.7	Financial Statements; Reference Statement	18
4.8	No Undisclosed Liabilities	18
4.9.	Absence of Certain Developments	18
4.10	Taxes	19
4.11	Real Property	19
4.12	Tangible Personal Property	20
4.13	Intellectual Property	20
4.14	Material Contracts	22
4.15	Employee Benefits Plans	23
4.16	Employees and Labor	24
4.17	Litigation	25
4.18	Compliance with Laws; Permits	25
4.19	Environmental Matters	25
4.20	Insurance	26
4.21	Inventories; Receivables; Payables	26
4.22	Major Customers and Vendors	26

i

4.23	Corporate Records	27
4.24	Financial Advisors	27
4.25	Product Warranties	27
4.26	Bank Accounts; Lockboxes	27
4.27	No Misrepresentation	27

5.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	27
5.1	Organization and Good Standing	28
5.2	Authorization of Agreement	28
5.3	Conflicts; Consents of Third Parties	28
5.4	Litigation	28
5.5	Investment Intention	29
5.6	Financial Advisors	29
5.7	Financial Resources	29

6.	COVENANTS	29
6.1	Access to Information	29
6.2	Conduct of Business Pending Closing	29
6.3	No Solicitation	31
6.4	Consents	31
6.5	Filings with Governmental Bodies	31
6.6	Discharge of Liens	32
6.7	Schedule 338(h)(10) Election	32
6.8	Tax Benefit Payment	34
6.9	Other Actions	34
6.10	Preservation of Records	35
6.11	Publicity	35
6.12	Environmental Matters	35
6.13	Updated Schedules	35

7.	CONDITIONS TO CLOSING	35
7.1	Conditions Precedent to Obligations of the Purchaser	36
7.2	Conditions Precedent to Obligations of Sellers	37

8.	DOCUMENTS TO BE DELIVERED	37
8.1	Documents to Be Delivered by Sellers	37
8.2	Documents to Be Delivered by the Purchaser	38

9.	INDEMNIFICATION	39
9.1	Indemnification	39
9.2	Limitations on Indemnification	41
9.3	Indemnification Procedures	42

10.	TAX MATTERS	44
10.1	Preparation of Tax Returns; Payment of Taxes	44

ii

10.2	Cooperation with Respect to Tax Returns	44
10.3	Tax Audits	45
10.4	Refund Claims	45
10.5	Disputes	45

11.	MISCELLANEOUS	45
11.1	Expenses	45
11.2	Further Assurances	46
11.3	Submission to Jurisdiction; Consent to Service of Process	46
11.4	Entire Agreement; Amendments and Waivers	46
11.5	Governing Law	46
11.6	Notices	46
11.7	Severability	49
11.8	Binding Effect; Assignment	49
11.9	Sellers’ Representative	49
Annexes
Annex 1 — The Sellers
Annex 2 — Agreed Principles
Annex 3 — Tax Timetable
Exhibits
Exhibit 1 — Escrow Agreement
Exhibit 2 — Noncompetition Agreement
Disclosure Schedule

iii

STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT, dated as of August 31, 2007, is by and among Gibraltar Industries, Inc., a Delaware corporation (the “Purchaser”), Florence Corporation, an Illinois corporation (the “Company”), and the shareholders of the Company listed on the signature pages hereof and in Annex 1 (each, a “Seller” and, collectively, the “Sellers”) and David P. Dailey, an individual residing in Illinois.
WITNESSETH:
     WHEREAS, the Sellers own an aggregate of 2,440 shares of the Company’s common stock, $10.00 par value per share (collectively, the “Shares”), which constitute all of the issued and outstanding shares of capital stock of the Company; and
     WHEREAS, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, the Shares for the purchase price and upon the terms and conditions set forth herein.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:
1.	DEFINITIONS; INTERPRETATION
     1.1 Definitions. In this Agreement, unless the context otherwise requires, all of the terms defined in the preamble or the recitals hereto shall have the same meanings herein and the following terms shall have the following meanings:

“Affiliate”	with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by contract or otherwise.

“Agreed Principles”	the accounting principles set forth on Annex 2.

“Agreement”	this Stock Purchase Agreement, as amended, modified and supplemented from time to time.

“Business Day”	any day of the year on which national banking institutions in the City of Chicago, Illinois are open to the public for conducting business and are not required or authorized by law or other governmental action to close.

“Capital Lease Obligations”	any lease of any asset that, in accordance with GAAP, would be required to be capitalized on the balance sheet of the lessee.

“CERCLA”	the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), as amended through the Closing Date, and regulations promulgated thereunder.

“Claim”	the term defined in Section 9.3.1.

“Closing Date”	the term defined in Section 3.1.

“Closing Net Working Capital”	the term defined in Section 2.3.2.

“Closing Statement”	the term defined in Section 2.3.2.

“Code”	the Internal Revenue Code of 1986, as amended.

“Common Stock”	the term defined in Section 4.3.1.

“Company Property”	the term defined in Section 4.11.

“Contract”	any agreement, contract, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement.

“Covered Breach”	the term defined in Section 9.2.3.

“Current Company Properties”	the term defined in Section 4.19.2.

“Debt”	the following of the Company and the Subsidiary (without duplication): (1) all consolidated indebtedness created, assumed or incurred in any manner, representing money borrowed (including by the issuance of debt securities); (2) all obligations for the deferred purchase price of property or services (other than trade accounts payable arising in the ordinary course of business); (3) all obligations secured by any Lien, whether or not the Company or the Subsidiary has assumed or become liable for the payment of such indebtedness; (4) all Capital Lease Obligations; and (5) all obligations on or with respect to letters of credit, banker’s acceptances and other evidences of indebtedness representing extensions of credit whether or not representing obligations for borrowed money provided, however, that the loans to the Corporation from the City of Manhattan, Kansas and from the Department of Economic Development of the State of Kansas, in an aggregate outstanding principal amount of $96,000 shall not be included in the term “Debt”.

“Deductible”	the term defined in Section 9.2.3.

“Disclosure Schedule”	the Schedules delivered to the Purchaser concurrent with the execution of this Agreement pursuant to Section 4.

“Documents”	all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related to the business of the Company in each case whether or not in electronic form.

“Effective Time”	the term defined in Section 2.1.

“Employee Benefit Plans”	the term defined in Section 4.15.1.

“Environmental Costs and Liabilities”	with respect to any Person, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, order or agreement with any Governmental Body, which relates to any Environmental Law or a Release or threatened Release of Hazardous Materials.

“Environmental Law”	any federal, state or local statute, regulation or ordinance of any Governmental Body now in effect that is applicable to the Company and which relates to pollution or protection of human health or the environment, including any law relating to emissions, discharges, Releases, threatened Releases of pollutants, contaminants or Hazardous Materials or wastes into ambient air, surface water, groundwater or land; provided, however, that OSHA shall not be deemed or considered an Environmental Law.

“ERISA”	the term defined in Section 4.15.1.

“ERISA Affiliate”	the term defined in Section 4.15.2.

“Escrow Account”	the account, established and maintained by the Escrow Agent
for the purpose of temporarily holding a portion of the Purchase Price and distributing the same pursuant to the terms of the Escrow Agreement.

“Escrow Agent”	LaSalle Bank, or any successor thereto under the Escrow Agreement.

“Escrow Agreement”	the Escrow Agreement, dated as of the Closing Date, between the Purchaser, the Sellers’ Representative, the PR Holder and the Escrow Agent, substantially in the form of Exhibit 1, as amended, modified and supplemented from time to time.

“Estimated Net Working Capital”	the term defined in Section 2.3.1.

“FTC”	the term defined in Section 6.5.

“Final Net Working Capital”	the term defined in Section 2.3.6.

“Financial Statements”	the term defined in Section 4.7.

“FIRPTA Affidavit”	the term defined in Section 7.1 (10).

“GAAP”	generally accepted United States accounting principles as of the date hereof applied on a basis consistent with the basis on which the Financial Statements were prepared.

“Governmental Body”	any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Harris Bank	Harris Trust and Savings Bank, an Illinois banking corporation.

“Hazardous Material”	any (i) “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (ii) any “hazardous substance” as defined in CERCLA; and (iii) petroleum.

“Hazardous Materials Contamination”	contamination of the environment, including soil, groundwater or air, by Hazardous Materials that would give rise to liability under applicable Environmental Law.

“Historical Properties”	the term defined in Section 4.19.

“HSR Act”	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Losses”	the term defined in Section 9.1.1.

“Indemnified Party”	the term defined in Section 9.3.1.

“Indemnifying Party”	in connection with the rights of the Purchaser Affiliates to indemnification described in Article 9, the Indemnifying Sellers and, in connection with the rights of the Seller Affiliates to indemnification described in Article 9, the Purchaser.

“Indemnifying Seller”	each Seller and the PR Holder.

“Indenture”	the Trust Indenture, dated as of April 1, 2003, as amended, modified and supplemented from time to time, from Manhattan to U.S. Bank National Association.

“Independent Accountant”	the term defined in Section 2.3.4.

“Intellectual Property”	all Patents, copyrights, technology, know-how, processes, trade secrets, inventions, proprietary data, formulae, research and development data and computer software programs; all trademarks, trade names, service marks and service names; all registrations, applications, recordings, licenses and common-law rights relating thereto, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto that are material to the business and operations of the Company or the Subsidiary and used or held for use in the business and operations of the Company or the Subsidiary.

“Intellectual Property Licenses”	the term defined in Section 4.13.3.

“IRB Financing”	$8,000,000 Variable Rate Demand Industrial Development Revenue Bonds (Florence Corporation of Kansas Project) Series 2003, as amended, modified and supplemented from time to time, issued by Manhattan under the Indenture and payable from and secured by: (1) the revenues and receipts derived from the Lease Agreement and (2) payments to be made under the Letter of Credit.

“IRS”	the United States Internal Revenue Service.

“knowledge of the Company” or “to the Company’s knowledge”	the actual knowledge of: Lloyd Schooley, David Dailey, Michael Powles, John Altstadt, Frank Vecchione, Kerri Winter and Stacy Kohlmeier.

“knowledge of the Purchaser”	the actual knowledge of Henning Kornbrekke, David W. Kay, Timothy J. Heasley, Paul M. Murray.

“knowledge of the Sellers” or “to the Sellers’ knowledge”	the actual knowledge of the Sellers.

“Law”	any federal, state, or local law, statute, code, ordinance, rule, regulation or other requirement of any Governmental Body.

“Lease Agreement”	the Lease Agreement, dated as of April 1, 2003, as amended, modified and supplemented from time to time, between Manhattan and the Subsidiary.

“Legal Proceeding”	any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

“Letter of Credit”	Letter of Credit Number HACH2093960S (initially issued as Number SPL90010434), dated April 24, 2003, as amended, modified and supplemented from time to time, issued by Harris Bank pursuant to a Reimbursement Agreement, dated as of April 1, 2003, as amended, modified and supplemented from time to

“Lien”	time, between Harris Bank and the Subsidiary.

any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, or transfer restriction under any shareholder or similar agreement.

“Manhattan”	the City of Manhattan, Kansas.

“Material Adverse Change”	any fact, event, change, circumstance, or occurrence which has resulted in or would reasonably be expected to result in a Material Adverse Effect.

“Material Adverse Effect”	a material adverse effect on: (i) the business, assets, properties, results of operations or condition (financial or otherwise) of the Company and the Subsidiary taken as a whole; or (ii) the ability of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, any changes, circumstance or effects resulting from or relating to changes or developments in the economy, financial markets, commodity markets, or in the political climate generally shall not be deemed to constitute a Material Adverse Effect.

“Material Contracts”	the term defined in Section 4.14.

“Net Working Capital”	on any day, the consolidated current assets of the Company and Subsidiary (excluding cash) less the consolidated current liabilities of the Company and Subsidiary (excluding Debt), as determined on such day in accordance with the Agreed Principles.

“Noncompetition Agreement”	with respect to each of Lloyd Schooley, Darlene Schooley, Deborah Schooley, David Schooley, Douglas Schooley, Darren Schooley and Michael Powles, the Noncompetition Agreement, substantially in the form of Exhibit 2, in favor of the Purchaser and the Company.

“Off-the-Shelf Software”	the term defined in Section 4.13.1.

“Order”	any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of any Governmental Body.

“Ordinary Course of Business”	the ordinary and usual course of day to day operations of the business as conducted prior to the Closing consistent with past practices.

“Organizational Documents”	the term defined in Section 4.5.1

“OSHA”	the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as amended through the Closing Date, and regulations promulgated thereunder.

“Permits”	any approvals, authorizations, consents, licenses, permits or certificates.

“Permitted Exceptions”	(i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance; (ii) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the property so encumbered or the Company; (iv) zoning, entitlement and other land use regulations of any Governmental Body provided that the business and operations of the Company and the Subsidiary at any real property subject to any such zoning, land use or entitlement regulations complies with such zoning, land use or entitlement regulations in all material respects; (v) all Liens contemplated by the IRB Financing; and (vi) such other imperfections in title, charges, easements, restrictions and encumbrances which do not materially detract from the value of or materially interfere with the present use of any Company Property subject thereto or affected thereby.

“Person”	any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Property Lease”	the term defined in Section 4.12.1.

“Phantom Stock Plan”	each of the following: (1) the Phantom Stock Plan between the Company and John Altstadt, effective December 25, 2001; (2) the Phantom Stock Plan between the Company and Michael Powles effective December 25, 2001; (3) the Phantom Rights Agreement between the Company and David Dailey effective February 8, 2005; and (4) the Phantom Stock Plan between the Company and Frank Vecchione effective December 25, 2001 (collectively, the “Phantom Stock Plans”).

“PR Holder”	David Dailey, as holder of phantom rights under his Phantom Stock Plan.

“Pro Rata”	with respect to this Agreement only: (1) in respect of each Seller (and such Seller in relation to all of the Sellers), the number of Shares owned by such Seller as a percentage of the total number of Shares; and (2) in respect of each Indemnifying Seller (and such Indemnifying Seller in relation to all of the Indemnifying Sellers): for the PR Holder, 15%, and for each of the Indemnifying Sellers that are Sellers, such Sellers’ Pro Rata share of the remaining 85%.

“Products”	all cluster box units, 4B and private horizontal units, 4C mailbox suites, vertical mailboxes, single tenant mailboxes, parcel lockers, key keepers, collection boxes, mail/book drop boxes, directories, mail-shelters and chimes manufactured by the Company and its Subsidiary.

“PSP Holder”	each of John Altstadt, Michael Powles, Frank Vecchione and David Dailey, as recipients under the respective Phantom Stock Plans (collectively, the “PSP Holders”).

“Purchase Price”	the term defined in Section 2.2.

“Purchaser”	Gibraltar Industries, Inc., a Delaware corporation.

“Purchaser Affiliates”	the term defined in Section 9.1.1.

“Purchaser’s Amount”	the term defined in Section 6.7.

“Real Property Lease”	the term defined in Section 4.11.

“Release”	any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or dumping into the environment, but excludes: (i) emissions from the engine exhaust of a motor vehicle, rolling stock, aircraft, vessel or pipeline pumping station engine, and (ii) the normal application of household chemicals such as pesticides, herbicides and fertilizers.

“Remedial Action”	all actions to: (i) clean up, remove, treat or in any other way address any Hazardous Material; (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to correct a condition of noncompliance with Environmental Laws.

“Section 338(h)(10) Election”	the term defined in Section 6.7.

“Securities Act”	the term defined in Section 5.5.

“Seller”	each of the shareholders of the Company listed on the signature pages hereof and in Annex 1 hereto (collectively, the “Sellers”); provided, however, that, for purposes of any provision of this Agreement that applies to a Seller by reason of its status as a taxpayer (including without limitation Sections 6.7, 6.8, 9.2.1, 10.1 and 10.2.2), the term “Seller” shall include the grantor, the beneficiaries or any other deemed owner of such Seller that is a trust.

“Seller Affiliates”	the Sellers, the PSP Holders and their respective Affiliates,

agents, successors and assigns.

“Sellers’ Representative”	the term defined in Section 11.10.

“Shareholders Agreement”	the Amended and Restated Stock Purchase Agreement, dated December 15, 2003, among the Sellers, the beneficiaries of the Sellers and the Company.

“Subsidiary”	Florence Corporation of Kansas, a Kansas corporation.

“Target Net Working Capital”	$13,800,000.

“Tax Benefit”	37.6 % of the amount of the payments made by the Company and the Subsidiary on the Closing Date and the payments made by the Purchaser on the Closing Date pursuant to the provisions of Sections 2.4.3, 2.4.4 and 2.4.5 that are not properly deductible for Federal Income Tax purposes by the Company on the final S Corporation Tax Return of the Company or by the Sellers.

“Tax Escrow Agent”	the Escrow Agent, or such other financial institution acceptable to the Purchaser and the Sellers’ Representative, which shall act in accordance with the provisions of Section 6.7.

“Tax Indemnification Payment”	the term defined in Section 6.7.

“Tax Return”	all returns, declarations, reports, estimates, information, returns and statements required to be filed in respect of any Taxes.

“Tax Timetable”	the timetable set forth on Annex 3.

“Taxes”	(i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to taxes or additional amounts imposed by any taxing authority in connection with any item described in clause (i).

“Transaction Agreements”	the Escrow Agreement and the Noncompetition Agreement.

“WARN”	the term defined in Section 4.16.

“Wiring Instructions”	the wiring instructions executed and delivered by the Sellers’ Representative at the Closing with respect to various payments contemplated under Section 2.4 and the Phantom Stock Plans.

     1.2 Interpretation. In this Agreement, unless otherwise specified, any reference to:
     (1) (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) any reference to any Article, Section, Exhibit, Annex, Schedule or paragraph shall be deemed to refer to an Article, Section, Exhibit, Annex, Schedule or paragraph of this Agreement, unless the context clearly indicates otherwise; and (v) the word “or” shall be disjunctive but not exclusive;
     (2) references to another agreement or instrument shall be construed as a reference to that other agreement or instrument as the same may have been, or may from time to time be, amended or supplemented;
     (3) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation;
     (4) the language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party;
     (5) the annexes, schedules and exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of the Agreement.
     (6) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and shall be counted from the day immediately following the date from which such number of days are to be counted; and
     (7) any accounting term, any determination of the character or amount of any asset or liability or item of income or expense, and any consolidation or other accounting computation shall, to the extent applicable and except as otherwise specified in this Agreement, be construed or made (as the case may be) in accordance GAAP applied (in the case of determinations or computations) on a basis consistent with the past practices of the Company.
     1.3 Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.
2.	SALE AND PURCHASE OF SHARES
     2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date, each Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase from each Seller, the Shares owned by such Seller set forth opposite such Seller’s name on Annex 1 hereto. Upon completion of the transactions contemplated by this Agreement, the purchase and sale of the Shares pursuant to this Agreement shall be deemed to be effective as of 8:00 a.m. (Manhattan, Kansas time) on the Closing Date (the “Effective Time”) provided, however, that all payments by the Company under the Phantom Stock Plans, as well as the distributions and success bonuses contemplated by Section 4.9 and the expenses paid under this Section 2 by the Company, shall be deemed to be effective immediately prior to such Effective Time.

     2.2 Amount of Purchase Price. The aggregate purchase price for the Shares shall be an amount equal to $116,600,000 (the “Purchase Price”), as adjusted prior to and after the Closing Date pursuant to the provisions of Section 2.3.
     2.3 Adjustment of Purchase Price.
     2.3.1 Prior to the date hereof, the Company delivered to the Purchaser an estimate, prepared by the Company in good faith (based upon (i) information then available to the Company, (ii) the Agreed Principles and (iii) such assumptions as a reasonably prudent business person would make in preparing such an estimate), of the Net Working Capital as of the Effective Time (the “Estimated Net Working Capital”). The Purchase Price payable on the Closing Date under Section 2.2 shall be (1) increased on a dollar for dollar basis by the amount, if any, by which the Estimated Net Working Capital exceeds the total of: (i) the Target Net Working Capital and (ii) $500,000; and (2) decreased, on a dollar for dollar basis by the amount, if any, by which the total of: (i) the Target Net Working Capital less (ii) $500,000 exceeds the Estimated Net Working Capital.
     2.3.2 As promptly as practicable, but no later than 60 days after the Closing Date, the Purchaser shall cause to be prepared and delivered to the Sellers’ Representative a closing statement (the “Closing Statement”) fairly presenting the Net Working Capital as determined, as of the Effective Time, in accordance with the Agreed Principles (the “Closing Net Working Capital”), together with a certificate based on such Closing Statement setting forth the Purchaser’s calculation of the Closing Net Working Capital. The preparation of the Closing Statement and such certificate shall be for the sole purpose of determining the difference between the Closing Net Working Capital and the Target Net Working Capital.
     2.3.3 If the Sellers’ Representative disagrees with the Purchaser’s calculation of the Closing Net Working Capital delivered pursuant to Section 2.3.2, then the Sellers’ Representative may, within 30 days after delivery of the Closing Statement, deliver a notice to the Purchaser (with a copy to each of the Indemnifying Sellers) disagreeing with such calculation and setting forth the Sellers’ Representative’s calculation of such amount. Any such notice of disagreement shall specify those items or amounts as to which the Sellers’ Representative disagrees, and the Sellers’ Representative shall be deemed to have agreed, on behalf of the Indemnifying Sellers, with all other items and amounts contained in the Closing Statement and the calculation of Closing Net Working Capital delivered pursuant to Section 2.3.2.
     2.3.4 If a notice of disagreement shall be duly delivered pursuant to Section 2.3.3, the Purchaser and the Sellers’ Representative shall, during the 30 days following such delivery, use their best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Working Capital, which amount shall not be more than the amount thereof shown in the Sellers’ Representative’s calculation delivered pursuant to Section 2.3.3 nor less than the amount thereof shown in the Purchaser’s calculation delivered pursuant to Section 2.3.2. If during such period, the Purchaser and the Sellers’ Representative are unable to reach such agreement, they shall promptly thereafter cause KPMG Peat Marwick (the “Independent Accountant”) to review this Agreement and the disputed items or amounts for the purpose of calculating the Closing Net Working Capital (it being understood that, in making such calculation, the Independent Accountant shall be functioning as an expert and not as an arbitrator). In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Statement and the Purchaser’s calculation of Closing Net Working Capital as to which the Sellers’ Representative’s has disagreed. The Independent Accountant shall deliver to the Purchaser and the Sellers’ Representative and the Indemnifying

Sellers, as promptly as practicable (but in any case no later than 30 days from the date of engagement of the Independent Accountant), a report setting forth such calculation of Closing Net Working Capital. Such report shall be final and binding upon the Purchaser and the Indemnifying Sellers. The cost of such review and report shall be paid equally by the Purchaser and the Sellers.
     2.3.5 The Purchaser and the Sellers shall, and shall cause their respective representatives to, cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Net Working Capital and in the conduct of the review referred to in this Section 2.3, including, without limitation, promptly making available to both the Purchaser and the Sellers’ Representative any relevant books, records, work papers and personnel.
     2.3.6 If the Final Net Working Capital exceeds the total of (I) the Target Net Working Capital and (II) $500,000, then the Purchaser shall pay to each Indemnifying Seller, in the manner and with interest as provided in Section 2.3.7, such Indemnifying Seller’s Pro Rata portion of the amount of such excess and, if the total of (A) the Target Net Working Capital less (B) $500,000 exceeds the Final Net Working Capital, then the Indemnifying Sellers shall, severally and not jointly, pay to the Purchaser, in the manner and with interest as provided in Section 2.3.7, such Indemnifying Seller’s Pro Rata portion of the amount of such excess. “Final Net Working Capital” means the Closing Net Working Capital (1) as shown in the Purchaser’s calculation delivered pursuant to Section 2.3.2 if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.3.3; or (2) if such a notice of disagreement is delivered, (i) as agreed by the Purchaser and the Seller’s Representative pursuant to Section 2.3.4 or (ii) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.3.4; provided, however, that in no event shall the Final Net Working Capital be less than the Purchaser’s calculation of Closing Net Working Capital delivered pursuant to Section 2.3.2 or more than the Sellers’ Representative’s calculation thereof delivered pursuant to Section 2.3.3.
     2.3.7 Any payment pursuant to Section 2.3.6 shall be: (1) deemed an adjustment to the Purchase Price, (2) made not later than five Business Days after the Final Net Working Capital has been determined, and (3) made by wire transfer of immediately available funds to the account of such recipient thereof under Section 2.3.6 as such recipient may designate in writing by such other party. The amount of any payment to be made pursuant to this Section 2.3 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest announced by the Harris Bank as its Prime Rate in Chicago, Illinois in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
     2.4 Payment of Purchase Price; Payments Under Phantom Stock Plans.
     On the Closing Date, by wire transfer of immediately available funds to the respective accounts designated by the various recipients specified below and set forth in the Wiring Instructions, the Purchaser shall pay:
     2.4.1 to the Escrow Agent $9,840,000 (the “Escrow Amount”) to be held to satisfy any claims for indemnification pursuant to Section 9, with such Escrow Amount to be held and distributed by the Escrow Agent in accordance with the Escrow Agreement;

     2.4.2 to BMO Capital Markets, the amount set forth opposite its name on the Wiring Instructions, such amount representing the total fees and expenses payable pursuant to the terms of the engagement of BMO Capital Markets by the Sellers, the Company and the Subsidiary;
     2.4.3 pursuant to the instructions of the Company and the instructions of the PSP Holders, the following: (1) to each PSP Holder (other than the PR Holder), the amount set forth opposite such PSP Holder’s name on the Wiring Instructions, such amount representing the amount due to such individual under the applicable Phantom Stock Plan resulting from the transaction contemplated by this Agreement, after subtraction of (i) the employee portion of all applicable withholding taxes payable in connection with such payment and (ii) any withholdings made with respect to such PSP Holder and described in Section 2.4.4(2) and (2) to the PR Holder, the amount due to such individual under the applicable Phantom Stock Plan after subtraction of (i) the amount indicated on the Wiring Instructions as being paid to the Escrow Agent and related to the PR Holder ; and (ii) the full amount of the employee portion of all applicable withholding taxes payable with respect to the entire amount payable to the PR Holder under the applicable Phantom Stock Plan; and (iii) any withholdings made with respect to the PR Holder and described in Section 2.4.4(2);
     2.4.4 pursuant to the instructions of the Company:
     (1) to ADP Inc. an amount equal to the sum of:
     (i) the full amount of the employee portion of all applicable withholding taxes payable in connection with the payments under the Phantom Stock Plans resulting from the transaction contemplated by this Agreement; (including, in the case of the PR Holder, the portion of such amount, if any, which is paid to the Escrow Agent); and
     (ii) the full amount of the employer portion of all applicable withholding taxes payable by the Company or the Subsidiary in connection with the payments under the Phantom Stock Plans; and
     (2) to Wells Fargo Bank Institutional Trust Services Inc., for credit to the appropriate accounts of each PSP Holder, the portion of the amount payable to the PSP Holders under the applicable Phantom Stock Plan which the PSP Holder has elected to have contributed to the Florence Corporation 401(k) Plan together with the amount of the employer matching contribution required to be made with respect to such payment, all as more particularly set forth in the Wiring Instructions, relating to payments to the PSP Holders under this Section 2.4.
     2.4.5 to the attorneys and other business and financial advisers of the Sellers, the amount set forth in the Wiring Instructions; and
     2.4.6 to each of the Sellers, the amount set forth in the Wiring Instructions opposite the name of such Seller, such amount representing such Seller’s Pro Rata portion of the remaining balance of the Purchase Price.
     2.5 Escrow Agreement. Prior to the Closing, the Purchaser, the Sellers’ Representative, the PR Holder and the Escrow Agent shall execute and deliver the Escrow Agreement which shall contain terms mutually agreeable to the Purchaser, the Sellers’ Representative, the PR Holder and the Escrow Agent.

3.	CLOSING AND TERMINATION
     3.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the sale and purchase of the Shares provided for in Section 2.1 hereof (the “Closing”) shall take place at 10:00 a.m. at the offices of Masuda, Funai, Eifert & Mitchell, Ltd., 203 North LaSalle Street, Chicago, Illinois, on the later of: (1) August 31, 2007 or (2) the date that is 8 Business Days following the termination of the applicable waiting period under the HSR Act, or at such other place or on such other date as the Sellers and the Purchaser may agree, including, but not limited to, the date hereof (the “Closing Date”).
     3.2 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing (the “Termination Date”) as follows:
     3.2.1 by the Purchaser, effective immediately upon delivery of written notice to the Seller’s Representative, if, between the date hereof and the time scheduled for the Closing: (1) an event or condition occurs that has resulted in or that would reasonably be expected to result in a Material Adverse Effect or an inability to satisfy any condition to Closing set forth in Section 7.1 and the Sellers are unable to otherwise satisfy such condition within 30 days following the delivery of written notice to the Sellers’ Representative of notice of the occurrence of such event or condition; or (2) the Sellers shall have breached any material covenant or obligation hereunder and such breach shall not have been cured within 30 days following the delivery to Sellers’ Representative of written notice of such breach;
     3.2.2 by the Sellers, effective immediately upon delivery of written notice to the Purchaser, if, between the date hereof and the time scheduled for the Closing, the Purchaser shall have breached any material covenant or obligation hereunder and such breach shall not have been cured by the Purchaser within 30 days following the delivery to the Purchaser of written notice of such breach;
     3.2.3 by the Sellers, effective immediately upon delivery of written notice to the Purchaser, or by the Purchaser, effective immediately upon delivery of written notice to the Seller’s Representative, if the Closing shall not have occurred by September 14, 2007; provided, however, that the right to terminate this Agreement under this Section 3.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
     3.2.4 by the Purchaser, effective immediately upon delivery of written notice to the Sellers’ Representative, or by the Sellers, effective immediately upon delivery of written notice to the Purchaser, if a final nonappealable Order of a Governmental Body of competent jurisdiction shall be been issued restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or
     3.2.5 by the mutual written consent of the parties hereto.
     3.3 Procedure Upon Termination. In the event of termination by the Purchaser or the Sellers, or both, pursuant to Section 3.2 hereof, this Agreement shall terminate and the purchase of the Shares hereunder shall be abandoned, without further action by the Purchaser or the Sellers. If this Agreement is terminated as provided herein, then each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same.

     3.4 Effect of Termination. If this Agreement is validly terminated as provided herein, then, from and after the Termination Date, each of the parties hereto shall be relieved of their respective duties and obligations arising under this Agreement, except: (1) as set forth in Section 11.1 ; (2) as provided under any Confidentiality Agreement previously signed by such parties; and (3) that nothing herein shall relieve either party from liability for breach of this Agreement. In the event that this Agreement is terminated by the Purchaser, pursuant to the provisions of Section 3.2.1(2) or by Sellers pursuant to the provisions of Section 3.2.2 above, the party that terminated this Agreement shall be entitled to be reimbursed by the other party for all reasonable out of pocket costs incurred by such party in connection with the investigation and negotiation of this Agreement, including but not limited to, the fees and expenses of such party’s attorneys, accountants and financial advisors; provided; however, that any amounts provided for in this Section 3.4 shall not exceed $500,000.
4.	REPRESENTATIONS AND WARRANTIES OF COMPANY
     Each of the Indemnifying Sellers and the Company hereby make the following representations and warranties, as of the date hereof and as of the Effective Time, which representations and warranties shall be qualified by the Disclosure Schedule provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the Section of this Agreement to which it corresponds in number, and (ii) any other representation and warranty of the Company and the Indemnifying Sellers in this Agreement to the extent that it is or should be evident from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty; provided that the matters required to be disclosed on Schedule 4.9 (Absence of Certain Developments), Schedule 4.17 (Litigation), Schedule 4.15 (Employee Benefit Plans), Schedule 4.5 (Conflicts; Consents of Third Parties), Schedule 4.19 (Environmental Matters) and Schedule 4.10 (Taxes), shall not be deemed to be disclosed unless disclosed on Schedules corresponding in number to such Sections. Notwithstanding the foregoing, each of the Sellers shall, solely with respect to the representations and warranties set forth in Section 4.6 (Ownership and Transfer of Shares) only be bound by and responsible for the representations and warranties contained in such Section as they apply to the shares owned by such Seller.
     4.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of Illinois and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted, except where any lack of such power or authority would not reasonably be expected to result in a Material Adverse Change. Schedule 4.1 attached hereto contains a list of each jurisdiction in which the Company and the Subsidiary are qualified to do business as a foreign corporation. The Company and the Subsidiary are duly qualified to do business as a foreign corporation in each jurisdiction in which the failure of the Company or the Subsidiary to be so qualified would reasonably be expected to have a Material Adverse Effect.
     4.2 Authorization of Agreement.
     4.2.1 Authorization of Agreement by Company The Company has all requisite power and authority to execute and deliver this Agreement, each Transaction Agreement to which it is a party and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby or thereby. This Agreement has been, and when executed and delivered, each Transaction Agreement executed by the Company, will be, duly and validly executed and delivered by the

Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each such Transaction Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to rules of law governing specific performance, injunctive relief and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     4.2.2 Authorization of Agreement by Sellers. Each Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement, each Transaction Agreement to which it is a party and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and when executed and delivered by the Sellers or the Sellers’ Representative, each Transaction Agreement to which such Seller or the Sellers’ Representative shall be a party will be, duly and validly executed and delivered by each Seller and the Sellers’ Representative and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of such Transaction Agreements, when executed and delivered, will constitute, a legal, valid and binding obligation of such Seller, enforceable against such Seller and the Sellers’ Representative in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to rules of law governing specific performance, to injunctive relief and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     4.3 Capitalization; Officers and Directors.
     4.3.1 The authorized capital stock of the Company consists of 5,000 shares of common stock, $10.00 par value per share (the “Common Stock”). As of the date hereof, there are 2,440 shares of Common Stock issued and outstanding and 2,560 outstanding shares of Common Stock that are held by the Company as treasury stock. All of the issued and outstanding shares of Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable.
     4.3.2 Except as contemplated by the Shareholders Agreement and the Phantom Stock Plans, there is no existing option, warrant, call, right, commitment or other agreement of any character to which any Seller or the Company is a party or which are binding on the Company or any Seller requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company.
     4.3.3 Schedule 4.3.3 sets forth, for each of the Company and the Subsidiary, the officers and directors of such corporation, as well as the outside affiliation or employment of such directors.
     4.4 Subsidiaries. Except for the Subsidiary, the Company does not own any capital stock or other equity interests in any Person. The Company owns all of the issued and outstanding shares of the

Subsidiary. The outstanding shares of capital stock or equity interests of the Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests represented as being owned by the Company are owned by it free and clear of any and all Liens, except as set forth in Schedule 4.4 hereto. No shares of capital stock are held by the Subsidiary as treasury stock. There is no existing option, warrant, call, commitment or agreement to which the Company or the Subsidiary is a party requiring, and there are no convertible securities of the Company or the Subsidiary outstanding which upon conversion would require, the issuance of any additional shares of capital stock or other equity interests of the Subsidiary or other securities convertible into shares of capital stock or other equity interests of the Subsidiary. The Subsidiary is a duly organized and validly existing corporation in good standing under the laws of Kansas. The Subsidiary has all requisite corporate power and authority to own its properties and carry on its business as presently conducted, except where any lack of such power or authority would not reasonably be expected to result in a Material Adverse Change.
     4.5 Conflicts; Consents of Third Parties.
     4.5.1 Neither the execution and delivery by the Company of this Agreement, or any other Transaction Agreement, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of the Company to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Liens upon any of the properties or assets of the Company or any Subsidiary under any provision of (1) the articles of incorporation and bylaws or comparable organizational documents of the Company or the Subsidiary (collectively, “Organizational Documents”), (2) any Contract or Permit or other obligation to which the Company or the Subsidiary is a party or by which any of the properties or assets of the Company or the Subsidiary are bound except the Phantom Stock Plans and as set forth in Schedule 4.5.1; or (3) any Order of any court, Governmental Body or arbitrator applicable to the Company or any Subsidiary or any of the properties or assets of the Company or any Subsidiary as of the date hereof, except in the case of clauses (2) and (3), for such violations, breaches or defaults as would not, individually or in the aggregate, have a Material Adverse Effect.
     4.5.2 Neither the execution and delivery by the Sellers of this Agreement and the Transaction Agreements to which the Sellers are a party, nor the compliance by the Sellers with any of the provisions hereof or thereof, will conflict with or result in any violation of or default (with or without notice or lapse of time or both) under any provisions of: (1) the agreements which contain the terms of the trusts which are the holders of the Shares; (2) any Contract or other obligation to which any of the Sellers is a party, or any Contract or other obligation pertaining to the interests in the trusts comprising the Sellers to which any of the beneficiaries of such trusts is a party, other than the Shareholder Agreement which shall be terminated on or prior to the Closing Date; or (3) any Order of any court, Governmental Body or arbitrator applicable to any of the trusts comprising the Sellers or any Order of any court, Governmental Body or arbitrator known by the Sellers, which is applicable to the beneficiaries of the trusts comprising the Sellers.
     4.5.3 Except as set forth in Schedule 4.5.3, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company, the Subsidiary or any Seller in connection with the execution and delivery of this Agreement or the Transaction Agreements to be executed and delivered by the Company or the Sellers in connection with the consummation of the transactions contemplated hereunder or the compliance by the Company, the Subsidiary or any Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking of any other action contemplated hereby, or the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Company, except for compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder.
     4.6 Ownership and Transfer of Shares. Each Seller is the record owner of the Shares and the beneficiary or beneficiaries of such Seller, as the case may be, is the beneficial owner or are the beneficial owners of the Shares indicated as being owned by such Seller on Annex 1. At the Closing, the Purchaser will acquire good title to the Shares free and clear of any and all Liens (other than as contemplated by Section 5.5).
     4.7 Financial Statements. Set forth as Schedule 4.7 are: (1) the audited consolidated balance sheets of the Company and its Subsidiary as of December 31, 2006, 2005, and 2004 and the related audited consolidated statements of income and of cash flows of the Company and its Subsidiary for the years then ended; and (2) the unaudited non-consolidated and consolidated balance sheets of the Company and its Subsidiary as of January, February, March and April 2007 and the related non-consolidated and consolidated statements of profit and loss of the Company and its Subsidiary for the four month period then ended (such audited and unaudited statements, including the related notes and schedules thereof, the “Financial Statements”). Each of the Financial Statements has been prepared in accordance with GAAP consistently applied by the Company and presents fairly in all material respects the financial position, results of operations of the Company and the Subsidiary as of the dates and for the periods indicated.
     4.8 No Undisclosed Liabilities. To the Company’s knowledge, except as set forth in the Financial Statements and in Schedule 4.8, neither the Company nor the Subsidiary has any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described in the Financial Statements in accordance with GAAP or would have a Material Adverse Effect on the assets of the Company or the Subsidiary.
     4.9 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9 and in the Financial Statements, since the date of the last set of Financial Statements: (1) the Company has conducted its business in all material respects only in the Ordinary Course of Business and in substantially the same manner as previously conducted; (2) has not made any change in any method of accounting or accounting practice or policy used by the Company or the Subsidiary; (3) has not made any material changes in the customary methods of operating the business of the Company or the Subsidiary including, without limitation, practices and policies relating to marketing, selling and pricing; (4) has not amended, terminated, cancelled or compromised any material claims of the Company or the Subsidiary or waived any rights of substantial value; (5) has not entered into any agreement, arrangement or transaction with any directors, officers, employees or shareholders of the Company or the Subsidiary other than those contemplated by this Agreement or for compensation in the Ordinary Course of Business consistent with past practices; (6) has not granted any general increase in the compensation payable or to become payable to officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment), of the Company or the Subsidiary or any special increase in the compensation payable or to become payable to any such officer or employee, or made any bonus payments to any such officer or employee, except for normal, bargained, merit or cost of living payments or increases made in the Ordinary Course of Business; (7) has not made capital expenditures or commitments on behalf of or relating to the business in excess of $50,000 in the aggregate; (8) has not agreed, whether in writing or otherwise, to take any action described in this Section 4.9; or (9) to the knowledge of the Company and the Sellers, there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect. For purposes of the “Effective Time”, the distributions and success bonuses described in this Section shall be deemed to have occurred prior to the Effective Time.
     4.10 Taxes.
     4.10.1 Except as set forth on Schedule 4.10.1: (1) all Tax Returns required to be filed by or on behalf of the Company and the Subsidiary have been timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are accurate and complete in all respects; (2) all Taxes payable by or on behalf of the Company or the Subsidiary or in respect of their respective income, assets or operations have been fully and timely paid and adequate reserves or accruals for Taxes have been provided in the Financial Statements with respect to any period to which such Financial Statements relate and for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing; (3) neither the Company nor the Subsidiary has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force; and (4) there are no pending or, to the knowledge of the Company, threatened actions or proceedings for the assessment or collection of Taxes against the Company or the Subsidiary.
     4.10.2 The Company and the Subsidiary have: (1) complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes; (2) duly and timely withheld from employee salaries, wages and other compensation; and (3) paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.
     4.10.3 No Seller is a foreign person within the meaning of Section 1445 of the Code.
     4.10.4 Neither the Company nor the Subsidiary is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law, as a transferee or successor, by Contract, or otherwise.
     4.10.5 The Company is and has been an “S corporation” within the meaning of Section 1361(a)(1) of the Code at all times since January 1, 2001, and the Subsidiary is and has been “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code at all times since July 25, 2003. Except as set forth on Schedule 4.10.5, neither the Company nor the Subsidiary owns any assets that would give rise to a potential tax liability under Section 1374 of the Code, whether as a result of a deemed sale of the Company’s and the Subsidiary’s assets caused by a Section 338(h)(10) Election (including in connection with the transactions contemplated by this Agreement).
     4.11 Real Property.
     4.11.1 Neither the Company nor the Subsidiary currently owns any real property. Schedule 4.11.1 sets forth a complete list of all real property and interests in real property leased by the Company and its Subsidiary (collectively, “Real Property Leases” and the real properties specified in such leases being referred to herein individually as a “Company Property” and, collectively, as the “Company Properties”) as lessee. The Company Properties constitute all interests in real property currently used or currently held for use in connection with the business of the Company and its Subsidiary and which are necessary for the continued operation of the business of the Company and its Subsidiary as such business is currently conducted. The Company and its Subsidiary have a valid and enforceable leasehold interest under each of the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and neither the Company nor the Subsidiary has received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the Company or the Subsidiary under any of the Real Property Leases, and, to the knowledge of the Company, no other party is in default thereof, and no party to the Real Property Leases has exercised any termination rights with respect thereto. True, correct and complete copies of all Real Property Leases have been provided to the Purchaser.
     4.11.2 The Company and the Subsidiary have all material certificates of occupancy and Permits of any Governmental Body necessary for the current use and operation of each Company Property, except for such Permits the failure to hold of which would not reasonably be expected to have a Material Adverse Effect .
     4.12 Tangible Personal Property.
     4.12.1 Schedule 4.12.1 sets forth each lease of personal property (collectively, the “Personal Property Leases”) involving annual payments in excess of $50,000 relating to personal property used in the business of the Company or its Subsidiary or to which the Company or its Subsidiary is a party or by which the properties or assets of the Company or its Subsidiary is bound.
     4.12.2 A copy of each of the Personal Property Leases listed on Schedule 4.12.1 has been delivered to the Purchaser. The Company and its Subsidiary have a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and there is no default under any Personal Property Leases by the Company or its Subsidiary or, to the knowledge of the Company, by any other parties thereto, other than such defaults by the Company, the Subsidiary or such other parties as would not reasonably be expected to result in a Material Adverse Effect.
     4.12.3 Except as set forth on Schedule 4.12.3, the Company and its Subsidiary have good and marketable title to all of the items of tangible personal property reflected in the balance sheet of the most recent of the Financial Statements (except as sold or disposed of subsequent to the date thereof in the Ordinary Course of Business consistent with past practice), free and clear of any and all Liens other than Permitted Exceptions. Except as set forth on Schedule 4.12.3, no material maintenance, replacement or repair of any fixtures or equipment currently used in the business (other than spare parts) has been deferred or neglected.
     4.13 Intellectual Property
     4.13.1 Schedule 4.13.1 lists all Intellectual Property that, as of the date hereof and at the Effective Time, is owned or used under license or similar agreements by the Company or Subsidiary other than that acquired pursuant to the purchase of off-the-shelf software (“Off-the-Shelf Software”). The Company is the sole and exclusive owner of, or has valid and continuing rights to use, sell and license, as the case may be, all of the Intellectual Property set forth on Schedule 4.13.1 and Products sold or licensed by the Company in the business as presently conducted and as currently proposed to be conducted, free and clear of all Liens or obligations to others (except for those specified licenses included in Schedule 4.13.6).
     4.13.2 Neither the Company nor the Subsidiary has received any notice that the use of any Intellectual Property identified on Schedule 4.13.1 violates or infringes the rights of any other Person. To the knowledge of the Company, the Intellectual Property owned, used, practiced or otherwise commercially exploited by the Company, the manufacturing, licensing, marketing, offering for sale, sale or use of the products in connection with the business as presently and as currently proposed to be conducted, and the Company’s present and currently proposed business practices and methods do not constitute an unauthorized use or misappropriation of any patent, copyright, trade secret or other similar right, of any Person and, to the knowledge of the Company, does not infringe, constitute an unauthorized use of, or violate any other right of any Person (including, without limitation, pursuant to any non-disclosure agreements or obligations to which the Company is a party). The Intellectual Property owned by or licensed to the Company includes all of the intellectual property rights necessary to enable the Company to conduct the business of the Company and the Subsidiary in the manner in which such business is currently being conducted.
     4.13.3 Except with respect to licenses of Off-the-Shelf Software, and except pursuant to the licenses for the use of the Intellectual Property (“Intellectual Property Licenses”) listed in Schedule 4.13.3, the Company is not required, obligated, or under any liability whatsoever, to make any payments by way of royalties, fees or otherwise to any owner, licensor of, or other claimant to any Intellectual Property, or other third party, with respect to the use thereof or in connection with the conduct of the business as currently conducted or proposed to be conducted.
     4.13.4 Neither the execution nor delivery of this Agreement nor the carrying on of the business as currently conducted will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any of the Intellectual Property Licenses or any other material Contract relating to the Intellectual Property under which the Company is now obligated.
     4.13.5 Schedule 4.13.5 sets forth an accurate and complete list of all patents or applications therefor, trademarks, trade names, software (other than “Off the Shelf”), domain names, pending applications for registrations of any trademarks and unregistered trademarks, registered copyrights, and pending applications for registration of copyrights, owned or filed by the Company. Schedule 4.13.5 lists the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed.
     4.13.6 Schedule 4.13.6 sets forth a complete and accurate list of all Contracts to which the Company is a party: (1) as grantor, granting any rights to third parties to use the Intellectual Property; (2) as a grantee of any rights in the Intellectual Property; or (3) containing a covenant not to compete or otherwise limiting the Company’s ability to (i) exploit fully any of the Intellectual Property or (ii) conduct the business in any market or geographical area or with any Person.
     4.13.7 No secret information of the Company used in the manufacturing of the Products or any other non-public, proprietary information material to the business of the Company as presently conducted has been authorized to be disclosed or, to the knowledge of the Company, has been actually disclosed by the Company to any third party other than pursuant to a non-

disclosure agreement restricting the disclosure and use of the Intellectual Property. The Company has taken adequate security measures to protect the secrecy and confidentiality of all the secret information of the Company and any other confidential information, including invention disclosures, not covered by any patents owned or patent applications filed by the Company, which measures are reasonable in the industry in which the Company operates.
     4.13.8 As of the date hereof, the Company is not the subject of any pending or, to the Company’s knowledge, overtly threatened Legal Proceedings that involve a claim of infringement, unauthorized use, or violation by any Person against the Company or challenging the ownership, use, validity or enforceability of, any material Intellectual Property.
     4.13.9 To the knowledge of the Company, no Person is infringing, violating, misusing or misappropriating any Intellectual Property of the Company, and no such claims have been made against any Person by the Company.
     4.13.10 No present or former employee has any right, title, or interest, directly or indirectly, in whole or in part, in any material Intellectual Property owned or used by the Company.
     4.14 Material Contracts. Schedule 4.14 sets forth all of the following Contracts to which the Company or its Subsidiary is a party or by which it is bound (collectively, the “Material Contracts”): (1) Contracts with any Seller or any current officer or director of the Company or of its Subsidiary; (2) Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party; (3) Contracts for the sale of the assets of the Company or its Subsidiary other than in the Ordinary Course of Business or for the grant to any person of any preferential rights to purchase any of its material assets; (4) Contracts containing covenants of the Company or its Subsidiary not to compete in any line of business or with any other Person in any geographical area or covenants of any other Person not to compete with the Company or its Subsidiary in any line of business or in any geographical area; (5) Contracts relating to the borrowing of money, including indebtedness under capital leases; (6) any other Contracts, other than Real Property Leases, that: (i) involve, individually, the expenditure by the Company or the Subsidiary of more than $50,000 annually, (ii) are not cancelable upon 30 or fewer days notice without any liability or (iii) require performance by any party more than one year from the date hereof; (7) Contracts that provide for the receipt of payment by the Company or the Subsidiary of $100,000 or more annually; (8) Contracts requiring the Company or the Subsidiary to pay, perform, discharge or otherwise guarantee any Debt or obligation of any Person; or (9) Contracts containing any provisions that are contingent upon the occurrence of or prohibit any change in ownership of the capital stock of the Company or the Subsidiary. Except as set forth on Schedule 4.14, all of the Material Contracts and other agreements to which the Company or the Subsidiary is a party: (i) are the legal, valid and binding obligation of the Company and/or its Subsidiary, enforceable against the Company and/or the Subsidiary in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to rules of law governing specific performance, to injunctive relief, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) to the Company’s knowledge, are in full force and effect. Unless otherwise stated in Schedule 4.14, neither the Company nor the Subsidiary is in default in any material respect under any Material Contracts and to the Company’s knowledge, no other party is in default under the terms of any Material Contract. True, correct and complete copies of all Material Contracts have been provided to the Purchaser.

     4.15 Employee Benefits Plans.
     4.15.1 Schedule 4.15.1 sets forth a correct and complete list of the following (collectively, the “Employee Benefit Plans”): all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), any “employee welfare benefit plan (as defined in Section 3(1) of ERISA) and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, retirement, life and health insurance, hospitalization, severance benefits, disability benefits, holiday, vacation, severance pay, sick pay, sick leave, disability, tuition refund, service award, company car, scholarship, relocation, patent award, fringe benefit, deferred compensation, Bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation currently maintained or contributed to by the Company or its Subsidiary on behalf of employees, former employees, directors or former directors of the Company or its Subsidiary.
     4.15.2 None of the Employee Benefit Plans is a “multiemployer plan,” (as defined in Section 4001(a)(3) of ERISA) and at no time has the Company or any ERISA Affiliate been obligated to contribute to any multiemployer plan. As used herein, the term “ERISA Affiliate” shall mean any Person that is, or at any applicable time was, a member of: (1) a controlled group of corporations (as defined in Section 414(b) of the Code, (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or its Subsidiary.
     4.15.3 Neither the Company nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.
     4.15.4 All Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended since the date of its most recent determination letter or application therefor in any material respect. Except as set forth in Schedule 4.15.4, all Employee Benefit Plans have, in all material respects, been operated and administered in accordance with their terms.
     4.15.5 Except as set forth in Schedule 4.15.5, all filings and reports as to each Employee Benefit Plan required to have been submitted to the IRS or to the United States Department of Labor have been duly submitted. No Employee Benefit Plan has assets that include securities issued by any of the Company or any ERISA Affiliate.
     4.15.6 There are no claims or Legal Proceedings (except claims for benefits payable in the normal operation of the Employee Benefit Plans and Legal Proceedings with respect to qualified domestic relations orders) against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any material liability.
     4.15.7 Schedule 4.15.7 discloses each: (1) agreement with any shareholder, director, executive officer or other key employee of the Company or its Subsidiary (i) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement, (ii) providing any term of employment or compensation guarantee or (iii) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (2) agreement, plan or arrangement under which any Person may receive payments from the Company or its Subsidiary that may be subject to the tax imposed by Section 4999 of the Code (or any similar applicable foreign tax law) or included in the determination of such Person’s “parachute payment” under Section 280G of the Code (or any similar applicable foreign tax law); and (3) other than the Phantom Stock Plans, agreement or plan binding the Company or its subsidiary, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.
     4.15.8 Except as set forth in Schedule 4.15.8, there are no unfunded obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of the Company or the Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law (or any similar applicable foreign tax law) and insurance conversion privileges under state law. Except as set forth in Schedule 4.15.8 or as provided herein, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or upon the occurrence of subsequent events: (1) result in any payment becoming due to any employee (current, former or retired) of the Company or the Subsidiary, (2) increase any benefits otherwise payable under any Employee Benefit Plan, (3) result in the acceleration of the time of payment or vesting of any benefits under any Employee Benefit Plan, or (4) constitute a “change in control” or similar event under any Employee Benefit Plan, for which the Purchaser, the Company or the Subsidiary shall become liable.
     4.15.9 Schedule 4.15.9 sets forth the policy of the Company and its Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of April 30, 2007.
     4.16 Employees and Labor. Schedule 4.16 contains a complete and correct list of all employees employed by the Company and the Subsidiary as of 2 business days prior to the date hereof, including, each active employee and each employee classified as inactive as a result of disability, leave of absence or other absence (collectively, the “Employees”). Neither the Company nor its Subsidiary is currently a party to any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any Employees. To the Company’s knowledge, except as set forth in Schedule 4.16, there is no union organization activity involving any of the Employees, pending or threatened. Each of the Company and its Subsidiary is in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”). There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or its Subsidiary within the six months prior to Closing. Except as set forth on Schedule 4.16, neither the Company nor the Subsidiary, during the last three (3) years, has experienced any material labor disputes or any material work stoppages due to labor disagreements.

     4.17 Litigation. Except as set forth in Schedule 4.17, there is no Legal Proceeding pending or, to the knowledge of the Company, overtly threatened against the Company or its Subsidiary before any court, or before any governmental department, commission, board, agency, or instrumentality.
     4.18 Compliance with Laws; Permits. Except as set forth on Schedule 4.18 hereto: (1) to the Company’s knowledge, the Company is in compliance in all material respects with all Laws of any Governmental Body applicable to its business or operations, except where noncompliance thereof would not reasonably be expected to have a Material Adverse Effect; (2) within the past 18 months, neither the Company nor the Subsidiary has received any written or other notice of or been charged with the violation of any Laws; and (3) to the Company’s knowledge, neither the Company nor the Subsidiary is under investigation with respect to the violation of any Laws. Schedule 4.18(i) contains a list of all Permits that are required for the operation of the Business as presently conducted and as presently intended to be conducted other than those the failure to hold of which would not reasonably be expected to result in a Material Adverse Effect. The Company and the Subsidiary currently have all Permits that are required for the operation of the business as presently conducted, except where failure to have any such Permit would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.18, all of the Permits are valid and will not be lost or otherwise forfeited as a result of the purchase of the Shares by the Purchaser.
     4.19 Environmental Matters.
     4.19.1 Schedule 4.19.1 attached hereto sets forth a list, by date of occupancy, of all real property owned or leased by the Company or the Subsidiary at any time prior to January 1, 2003 (such real property, the “Historical Properties”); provided, however, that such Schedule and the definition of the term Historical Properties does not include any real property owned by an entity acquired by the Company or the Subsidiary and disposed of by such entity prior to such entity’s acquisition by the Company or the Subsidiary. Other than Releases that have occurred in de minimis quantities or that in the aggregate are not material, and except as set forth on Schedule 4.19.1, no Release of Hazardous Materials in violation of any Environmental Law has occurred on any Company Properties or Historical Properties during the period of the Company’s ownership, occupancy, or operation thereof in a manner or quantity that triggered or would have triggered a reporting obligation under Section 103 of CERCLA or constituted a reportable event under an existing permit, or in a manner that would reasonably be expected to require remediation by the Company under any Environmental Law, nor does the Company know of any such Release prior to the Company’s ownership, occupancy or operation of any Company Properties.
     4.19.2 To the knowledge of the Company, the operations of the Company presently comply and, except as set forth on Schedule 4.19.2, have at all times complied with applicable Environmental Laws except where failure so to comply would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there is no condition in or under any Company Properties at the date of this Agreement (“Current Company Properties”) that would require remediation under applicable Environmental Law. Except as set forth on Schedule 4.19.2, the Company has not received any written communication in the last 10 years from or on behalf of any Governmental Body or other third party: (1) of any noncompliance of any Current Company Properties or Historical Properties with Environmental Laws or of any condition thereon that would require remediation under applicable Environmental Law or (2) that any Current Company Properties, any Historical Properties or any property to which the Company has directly or indirectly transported or arranged for the transportation of any Hazardous Material is currently on any federal or state “Superfund” list. No Current Company Properties is on any federal or state “Superfund” list.

     4.19.3 Except as set forth on Schedule 4.19.3, no administrative order, consent order, settlement agreement, suit or material citation to which the Company is a party with respect to any Environmental Law, Hazardous Materials or Hazardous Materials Contaminations has been received by the Company during the last 10 years with respect to or in connection with the operation of any Current Company Properties or, to the knowledge of the Company, Historical Properties or any off-site location to which Hazardous Materials used or generated by the Company have been transported or disposed of or have come to be located.
     4.19.4 Except as set forth on Schedule 4.19.4, to the knowledge of the Company, all Hazardous Materials used, generated or disposed of by the Company in the last 10 years have been disposed in compliance in all material respects with all applicable Environmental Laws except where any such non-compliance would not reasonably be expected to have a Material Adverse Effect.
     4.19.5 This Section 4.19 contains the only representations and warranties of the Company with regard to Environmental Laws or Hazardous Materials.
     4.19.6 The term “Company” as used in this Section shall be deemed to include the Company and the Subsidiary.
     4.20 Insurance. Schedule 4.20 sets forth a complete and accurate list of all policies of insurance of any kind or nature covering the Company or the Subsidiary or any of their respective employees, properties or assets, including, without limitation, policies of life, disability, fire, theft, workers compensations, employee fidelity and other casualty and liability insurance. All such policies are valid and in full force and effect, and neither the Company nor its Subsidiary is in default of any provision thereof, except for such defaults as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
     4.21 Inventories; Receivables; Payables. Except as set forth in Schedule 4.21:
     4.21.1 The inventories of the Company and its Subsidiary are in good and marketable condition, and are usable and saleable in the Ordinary Course of Business. Adequate reserves have been reflected in the Financial Statements for short, obsolete or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.
     4.21.2 All accounts receivable of the Company and its Subsidiary have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice, including applicable reserves for returns or doubtful accounts reflected thereon, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP.
     4.21.3 All accounts payable of the Company and its Subsidiary reflected in the Financial Statements or arising after the date thereof are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.
     4.22 Major Customers and Vendors. Schedule 4.22 sets forth: (1) the names of the top 10 customers of the Company and the Subsidiary (with the term “customer”, for purposes of this Section, including distributors) by dollar purchase volume during the calendar year 2006 (measured by the net amount invoiced to such party during the fiscal year of the Company and Subsidiary ended on December 31, 2006); and (2) the names and addresses of the top 10 suppliers to the Company and Subsidiary from which the Company and Subsidiary ordered raw materials, components, supplies, merchandise, finished goods, other goods and services (collectively, “Goods”) during calendar year 2006 by dollar purchase volume during such year (measured by the net amount invoiced to the Company and Subsidiary by such party during the fiscal year of the Company and Subsidiary ended on December 31, 2006), together with a brief description of the Goods provided. Except as set forth in Schedule 4.22, neither the Company nor the Subsidiary is engaged in any material dispute with any customers or suppliers identified on Schedule 4.22. Except as set forth in Schedule 4.22, neither the Company nor the Subsidiary has received notice of, or, to Company’s knowledge, obtained credible information reasonably suggesting, the loss of a supplier or customer identified on Schedule 4.22 or the loss of any group of suppliers or customers of the Company or the Subsidiary where such loss would have a Material Adverse Effect. Except as set forth in Schedule 4.22, no supplier is the sole source of supply of any materials used by the Company or the Subsidiary.
     4.23 Corporate Records. The respective minute books of the Company and the Subsidiary contain true, complete and accurate records of all meetings and accurately reflect all other corporate action of the Stockholders and directors of the Company and the Subsidiary. The stock certificate book and stock transfer ledgers are true, complete and correct.
     4.24 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company, the Subsidiary or the Sellers in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof except for BMO Capital Markets.
     4.25 Product Warranties. The standard product or service warranties, indemnifications and guarantees which the Company and the Subsidiary extend to customers in the Ordinary Course of Business, copies of which have been delivered to the Purchaser, are identified and described in Schedule 4.25. No warranties, indemnifications or guarantees are now in effect or outstanding with respect to the products or services manufactured, produced or performed by the Company or the Subsidiary, except for the warranties, indemnifications and guarantees identified and described in Schedule 4.25. Except for product returns, the scope and magnitude of which are consistent with the product returns experienced by the Company and the Subsidiary prior to the date hereof, to the knowledge of the Company, the products sold by the Company and the Subsidiary prior to the date hereof do not have any defects or failure rates that have given rise to material warranty, product liability or related claims.
     4.26 Bank Accounts; Lockboxes. Schedule 4.26 contains a true, correct and complete list of each bank account maintained by the Company and the Subsidiary together with a true, correct and complete list of each bank or other financial institution at which any lock box for the collection of accounts receivable of the Company or the Subsidiary is maintained, together with the identity of all Persons authorized to withdraw any funds contained in such accounts or lockboxes.
     4.27 No Misrepresentation. To the knowledge of the Company and the Sellers : (i), neither this Agreement (including the Schedules and Exhibits hereto) nor any document, certificate or instrument furnished in connection therewith contains, with respect to any Seller or the Company, any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading; and (ii) there is no fact known to any Sellers, the Company or the Subsidiary which has or would reasonably be expected in the future to result in a Material Adverse Effect and which has not been set forth in this Agreement (including the Schedules and Exhibits hereto).
5.	REPRESENTATIONS AND WARRANTIES OF PURCHASER
     The Purchaser hereby represents and warrants to the Company and each of the Sellers that:

     5.1 Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
     5.2 Authorization of Agreement. The Purchaser has full corporate power and authority to execute and deliver this Agreement, each Transaction Agreement to which it is a party, and each other document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement, the Transaction Agreements and each other agreement to be executed and delivered by the Purchaser in connection with the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on behalf of the Purchaser. This Agreement has been, and the Transaction Agreements to be executed and delivered by the Purchaser in connection with the consummation of the transactions contemplated hereby will be at or prior to the Closing, duly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the Transaction Agreements to be executed and delivered by the Purchaser in connection with the consummation of the transactions contemplated hereby when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to rules of law governing specific performance, to injunctive relief and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     5.3 Conflicts; Consents of Third Parties.
          5.3.1 Except as set forth on Schedule 5.3.1 hereto, neither of the execution and delivery by the Purchaser of this Agreement and the Transaction Agreements executed and delivered by the Purchaser in connection with the consummation of the transactions contemplated hereby, nor the compliance by the Purchaser with any of the provisions hereof and thereof will: (1) conflict with, or result in the breach of, any provision of the constituent documents of the Purchaser, (2) conflict with, violate, result in the breach of, or constitute a default under any Contract, instrument or Permit or other obligation to which the Purchaser is a party or by which the Purchaser or its properties or assets are bound or (3) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Purchaser is bound, except, in the case of clauses (2) and (3), for such violations, breaches or defaults as would not have a material adverse effect on the business, properties, results of operations, conditions (financial or otherwise) of the Purchaser and its subsidiaries, taken as a whole.
          5.3.2 Except as set forth in Schedule 5.3.2, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the compliance by the Purchaser of any of the provisions hereof, the consummation of the transactions contemplated hereby or the taking of any other action contemplated hereby, except for compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder.
     5.4 Litigation. There is no Legal Proceeding pending or, to the knowledge of the Purchaser, threatened against the Purchaser or its Affiliates, which, if adversely determined, is reasonably likely to prohibit or restrain the ability of the Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

     5.5 Investment Intention. The Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”). The Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.
     5.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.
     5.7 Financial Resources. The Purchaser has sufficient financial resources to consummate the transactions contemplated by this Agreement.
6.	COVENANTS
     6.1 Access to Information. Prior to the Closing Date, the Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company and its Subsidiary and such examination of the books, records and financial condition of the Company and its Subsidiary as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances, and the Sellers shall cooperate, and shall direct the Company and its Subsidiary to cooperate, fully therein. In order that the Purchaser may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of the Company and its Subsidiary, the Sellers shall direct the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company and its Subsidiary to cooperate fully with such representatives in connection with such review and examination.
     6.2 Conduct of Business Pending Closing.
     6.2.1 Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, the Sellers shall, and shall direct the Company and its Subsidiary to:
     (1) conduct the business of the Company and its Subsidiary only in the Ordinary Course of Business;
     (2) use its commercially reasonable best efforts to: (i) preserve its present business operations, organization (including, without limitation, management and the sales force) and goodwill of the Company and its Subsidiary; and (ii) preserve its present relationship with Persons having material business dealings with the Company and its Subsidiary; and
     (3) maintain the books, accounts and records of the Company and its Subsidiary in the Ordinary Course of Business.
     6.2.2 Except as set forth in Section 6.2.3 and except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, the Sellers shall not, and shall cause the Company and its Subsidiary not to:

          (1) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or its Subsidiary;
          (2) transfer, issue, sell or dispose of any shares of capital stock or other securities of the Company or its Subsidiary or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or its Subsidiary;
          (3) effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company or its Subsidiary;
          (4) amend the Organizational Documents;
          (5) enter into any Contract that, upon execution, would constitute a Material Contract;
          (6) incur, assume or guarantee any Debt other than in the Ordinary Course of Business;
          (7) create, assume or incur any Lien on any material asset of the Company or the Subsidiary other than the Permitted Exceptions;
          (8) grant any increase in compensation or benefits to employees or officers of the Company or the Subsidiary, pay any severance or termination pay or any bonus, enter into or amend any severance agreements or change in control agreements with officers or employees of the Company or the Subsidiary;
          (9) adopt any new Employee Benefit Plans or amend or terminate any existing Employee Benefit Plans (other than as set forth in all of the Schedules to Section 4.15);
          (10) acquire any material properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Company and its Subsidiary;
          (11) permit the Company or its Subsidiary to enter into or agree to enter into any merger or consolidation with, any corporation or other entity, or engage in any material new line of business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person; or
          (12) take any other action or omit to take any other action that would reasonably be expected to have a Material Adverse Change.
     6.2.3 Notwithstanding Sections 6.2.1 and 6.2.2, but subject to the Shareholders Agreement, the Phantom Stock Plans and applicable law, at any time prior to the Closing Date, the Sellers may cause the Company and the Subsidiary: (1) to pay the bonuses described in Section 4.9; and (2) to distribute, and the Company and the Subsidiary may distribute, any amount to the Sellers (including, without limitation, distributions to enable the Sellers to pay Taxes or estimated Taxes based upon the operations of the Company and the Subsidiary);

provided that, notwithstanding the foregoing, the Sellers shall not cause the Company or the Subsidiary to pay such bonuses or make any distribution if and to the extent that, following such bonus payment or distribution, the aggregate amount of cash or immediately available funds held in all bank accounts maintained by the Company and the Subsidiary is less than the aggregate dollar amount of all outstanding checks written, as well as all payment instructions (including standing and automatic payment instructions) given, by the Company or the Subsidiary and not yet debited from the actual amount of the funds held by the Company and the Subsidiary in such bank accounts.
     6.2.4 Notwithstanding Sections 6.2.1 and 6.2.2, the Sellers shall cause the Company and the Subsidiary, as the case may be, to: (1) pay in full, prior to the Closing Date, all amounts payable to members of the Board of Directors of the Company and members of the Board of Directors of the Subsidiary for services rendered on or prior to the Closing Date; and (2) insure that, following the payment of the amounts described in Section 6.2.4(1) above, the aggregate amount of cash or immediately available funds held in all bank accounts maintained by the Company and the Subsidiary is not less than the aggregate dollar amount of all outstanding checks written, as well as all payment instructions (including standing and automatic payment instructions) given by the Company or the Subsidiary and not yet debited from the actual amount of the funds held by the Company and the Subsidiary in such bank accounts.
     6.3 No Solicitation. None of the Company, the Subsidiary, the Sellers’ or any of their respective directors, officers, employees or agents, as the case may be, shall, directly or indirectly, encourage, solicit, initiate or enter into any discussions or negotiations concerning, any disposition of all or substantially all of the Shares or assets of the Company or the Subsidiary (other than pursuant to this Agreement), or any proposal therefor, or furnish or cause to be furnished any information concerning the Shares, the Company or the Subsidiary to any party in connection with any transaction involving the acquisition of the Shares or the assets of the Company or the Subsidiary by any person other than the Purchaser. The Sellers will promptly inform the Purchaser of any inquiry (including the terms thereof and the Person making such inquiry) that any Seller, the Company or the Subsidiary may receive or learn of in respect of any such proposal.
     6.4 Consents. The Company shall use its commercially reasonable best efforts, and the Purchaser shall cooperate with the Company and the Sellers, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 4.5.2 hereof.
     6.5 Filings with Governmental Bodies. Each of the Purchaser, the Company (if necessary) and the Indemnifying Sellers shall: (1) make or cause to be made all filings required of each of them or any of their respective Affiliates under the HSR Act or other applicable antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, not later than 10 Business Days after the date of this Agreement in the case of all filings required under the HSR Act and within four weeks in the case of all other filings (if any) required by other such antitrust Laws; (2) comply at the earliest practicable date with any request under the HSR Act or other such antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries from the Federal Trade Commission (the “FTC”), the Antitrust Division or any other Governmental Body in respect of such filings or such transactions; and (3) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith). The filing fees payable in connection with the filing of the HSR Act Notification and Report form shall be paid by the Purchaser.

     6.6 Discharge of Liens. On or before the Closing Date, the Sellers will take such action as may be necessary to discharge any Lien (other than Permitted Exceptions) on the assets and properties of the Company and the Subsidiary.
     6.7 Section 338(h)(10) Election. Subject to compliance by the Purchaser with the Tax Timetable, with respect to the acquisition of the Shares hereunder, the Purchaser reserves the right to make an election under Section 338(h)(10) of the Code at any time on or prior to the due date for making any such election as provided for by Section 338(h)(10) of the Code and the Regulations thereunder; provided, however, that the Sellers shall have no obligation to cooperate with the Purchaser with respect to such an election if (1) the Purchaser has not complied in all material respects with the requirements of the Tax Timetable required to be performed by the Purchaser or (2) the Sellers have not received the Tax Indemnification Payment by April 11, 2008. If the Purchaser makes such election and the Purchaser makes the Tax Indemnification Payment (as defined below) to each of the Sellers, the Sellers and the Purchaser shall jointly make an election under Section 338(h)(10) of the Code (and any corresponding elections under state or local tax law) (collectively, a “Section 338(h)(10) Election”). The term “Tax Indemnification Payment” shall mean, for each Seller, the amount that the Purchaser shall be required to pay to such Seller equal to the aggregate amount reasonably required to reimburse such Seller on a net, after-tax basis for any cost, loss, liability or expense (including any increase in liability for Taxes, penalties, and interest and any reasonable legal and accounting fees) reasonably incurred in connection with: (1) the aforesaid Section 338(h)(10) Election, and (2) the receipt not later than April 11, 2008 by such Seller from the Purchaser of the Tax Indemnification Payment. If the Purchaser makes a Tax Indemnification Payment to a Seller (or, as provided by the following paragraph), to the Tax Escrow Agent on or prior to April 11, 2008, such Seller will take, and will cooperate with the Purchaser and with each other Seller to take, all actions necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) to effect and preserve a timely Section 338(h)(10) Election in accordance with the Code and the regulations thereunder, or any successor provisions. If the Purchaser has elected to make the Section 338(h)(10) Election, and makes the Tax Indemnification Payment to each of the Sellers, the Sellers and the Purchaser shall, for Tax purposes, report the sale of the Shares pursuant to this Agreement in a manner which is consistent with the Section 338(h)(10) Election and shall take no position contrary thereto or inconsistent therewith in any Tax return or in any discussion with or proceeding before any taxing authority, or otherwise. Promptly after deciding to make a Section 338(h)(10) Election, the Purchaser shall notify the Sellers in writing of such decision so that each Seller has sufficient time to calculate the Tax Indemnification Payment to be made by the Purchaser to such Seller but in no event later than the date specified in the Tax Timetable. As soon as practicable following the receipt by such Seller of the irrevocable written notice from the Purchaser of its decision to make the 338(h)(10) Election, but in any event not later than the date specified in the Tax Timetable for the same, each Seller shall deliver a written statement containing the amount of the Tax Indemnification Payment which is claimed to be due to such Seller and the manner in which the amount of such Tax Indemnification Payment has been calculated to the Purchaser.
     If the Purchaser disagrees with a Seller’s calculation of the Tax Indemnification Payment, then the Purchaser shall pay (1) to such Seller the amount of the Tax Indemnification Payment as calculated by the Purchaser for such Seller (the “Purchaser’s Amount”) and (2) to the Tax Escrow Agent an amount equal to (i) the amount of the Tax Indemnification Payment which the Purchaser disagrees with (and as calculated by such Seller) less (ii) the Purchaser’s Amount. The Tax Escrow Agent shall agree to hold the Purchaser’s Amount for the Purchaser and such Seller until the Purchaser and such Seller resolve their differences with respect to the amount of the disputed Tax Indemnification Payment in accordance with the procedures described in Section 2.3.4 (with respect to the calculation of the Closing Net Working Capital). Upon payment by the Purchaser to the Tax Escrow Agent of the amount of the disputed Tax Indemnification Payment, the Seller that has computed the Tax Indemnification Payment which is in dispute shall take, and cooperate with the Purchaser and each other Seller to take, all actions necessary and appropriate to effect and preserve a timely Section 338(h)(10) Election.
     By way of clarification, if the Purchaser elects to make the Section 338(h)(10) Election, the Tax Indemnification Payment that is to be made by the Purchaser to each such Seller shall be computed individually for each such Seller, in an amount which is not only necessary to offset fully any additional Tax (whether denominated as income, excise, sales or use, transfer, Built-In Gains (net of any deduction available to the Sellers which is attributable to the Company’s payment of such Built-in-Gains Tax), penalty and interest or other Tax and regardless of whether such additional Tax, penalty or interest is imposed by any Federal, state or local governmental authority) incurred by such Seller as a result of the Section 338(h)(10) Election having been made, but also any additional Tax (whether denominated as income, excise, sales or use, transfer, Built-In Gains (net of any deduction available to the Sellers which is attributable to the Company’s payment of such Built-in-Gains Tax), penalty or interest or other Tax and regardless of whether such additional Tax is imposed by any Federal, state or local governmental authority) attributable to the receipt by each such Seller of the Tax Indemnification Payment. The Tax Indemnification Payment for a Seller shall be paid by wire transfer of immediately available funds to such Seller (or, if applicable, to the Tax Escrow Agent) at the Account specified in the Wiring Instructions, no later than April 11, 2008. By way of further clarification, it is the intention of all the parties that the Tax Indemnification Payment that will be paid by the Purchaser to each of the Sellers will be an amount sufficient so that each Seller will receive the same after-tax proceeds from the sale of its Shares, after payment of all such additional Taxes (including penalties, interest, and reasonable legal and accounting fees), that it would have received had the Section 338(h)(10) Election not been made. If any subsequent adjustment made by any taxing authority to the Taxes payable as a result of the Section 338(h)(10) Election increases the Taxes payable by the Sellers as a result of the 338(h)(10) Election, other than any adjustment to the amount of the aggregate payments by the Company under the Phantom Stock Plans which is deductible, the Purchaser shall pay an amount to the Sellers to compensate for such increase within 30 days of written demand by the Sellers Representative. If any such adjustment causes a decrease in the Taxes payable by the Sellers as a result of the Section 338(h)(10) Election, then the Sellers shall reimburse the Purchaser for such amount within 30 days following Purchaser’s delivery of written notice of such determination to the Sellers’ Representative.
     If the Purchaser elects to make the Section 338(h)(10) Election, then the consideration paid for the Shares (and any other amounts required to be capitalized pursuant to Section 338 of the Code) shall be allocated among the Company’s and Subsidiary’s assets in accordance with the principles of Section 338 of the Code and the regulations thereunder. The Purchaser shall prepare, using its goods faith efforts, and deliver to the Sellers a proposed allocation of such consideration in accordance with the Tax Timetable. Unless, within 10 days from receipt thereof, the Sellers disagree in writing with such allocation, the amount so allocated to each asset shall be as proposed by the Purchaser and shall constitute the agreed upon allocation. The Purchaser and the Sellers shall utilize the allocation of consideration described in and agreed upon pursuant to this Section 6.7 in the preparation of all Tax Returns or forms and for all other Tax purposes, including, but not limited to, the preparation of IRS Form [8883. Neither the Purchaser nor the Sellers shall agree to any adjustment relating to the manner in which the consideration has been allocated as set forth in this Section 6.7 without the prior written approval of the other, which approval shall not be unreasonably withheld. The parties agree to consult and resolve in good faith any disputes in allocating the consideration under this Section 6.7. Any adjustment to the Purchase Price paid pursuant to this Agreement shall result in an appropriate adjustment to such allocation.
     For purposes of the Tax Indemnification Payment (including the calculation thereof) under this Section 6.7, the terms “Seller” and “Sellers” shall mean the grantor, the beneficiaries or any other deemed owner of such Seller.

     6.8 Tax Benefit Payment.
          6.8.1 If the Purchaser does not elect to make a Section 338(h)(10) Election as contemplated by Section 6.7, then the Purchaser shall, not later than the due date (without extension) for filing its Tax Return for the year ending December 31, 2007, pay to each of the Sellers, a Pro Rata portion of the Tax Benefit that will be available to the Company and/or the Purchaser (or their respective successors or assignees) for the tax period ending December 31, 2007, arising from the aggregate amount paid by the Company or the Purchaser (or their respective successors or assignees) and included in the calculation of the Tax Benefit.
          6.8.2 In addition, if the Purchaser does not elect to make a Section 338(h)(10) Election, the Sellers shall, promptly following the last day for filing of the Section 338(h)(10) Election set forth in the Tax Timetable, take such action as may be necessary to apply to the applicable Governmental Body for a refund of the full amount of the payment, if any, made by the Purchaser as an estimate of the amount of the Built-in-Gains Tax payable by the Company. If and to the extent that the amount of any refund received by the Company is less than the payment made by the Purchaser as an estimate of the Built-in-Gains Tax payable by the Company, the Sellers shall, jointly and severally pay to the Company, within 30 days following delivery by the Purchaser to the Sellers’ Representative of a written demand for payment, the amount by which the amount paid by the Purchaser as an estimate of the Built-in-Gains Tax payable by the Company exceeds the amount of the refund received by the Company.
          6.8.3 If the Purchaser makes a Section 338(h)(10) Election and the IRS denies a deduction to the Sellers on their final S Corporation Tax Return for all or any part of the payments made to the PSP Holders, the Purchaser shall cause the Company to pay to the Sellers the Tax Benefit, if any, attributable to the Company’s deduction of the portion of the payment made to the PSP Holders that was disallowed by the IRS but only if the IRS approves a full current deduction to the Purchaser, for the first Tax period following the Closing Date, of the portion of the Phantom Stock Plan payment for which the deduction has been disallowed to the Sellers, in addition to a deduction as goodwill of an amount equal to: (1) the portion of the Purchase Price used to make the Phantom Stock Payments; reduced by (2) the portion of the Phantom Stock Plan payment which the IRS has approved as being deductible by the Purchaser. The payment required to be made by the Company to the Sellers pursuant to this Section 6.8.3 shall be paid to the Sellers not later than 30 days after the IRS allows the Purchaser or the Company to claim such deduction.
     6.9 Payment of Withholding Taxes. On the Closing Date the Sellers and the Purchaser shall cooperate with each other and take such action as may be reasonably required to cause the employee portion of all applicable withholding taxes payable in connection with the payments made under the Phantom Stock Plans and the employer portion of all applicable withholding taxes payable in connection with the payments made under the Phantom Stock Plans to be paid, on the Closing Date by check or other payment authorization, from funds paid to the Company by Purchaser pursuant to Section 2.4.4.
     6.10 Post Closing Severance Payments. The Sellers shall be responsible for and pay, promptly following the Closing Date, any and all severance payments payable to the individuals identified in Schedule 6.10 as required by the Terms of Florence Corporation’s Non-Solicitation, Non-Competition and Confidentiality Agreement.
     6.11 Other Actions. Each of the Sellers and the Purchaser shall use commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

     6.12 Preservation of Records. Subject to Section 10.2 hereof (relating to the preservation of Tax records), the Sellers and the Purchaser shall preserve and keep the records held by them relating to the business of the Company and its Subsidiary for a period of 7 years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings against or governmental investigations of the Sellers or the Purchaser or any of their Affiliates or in order to enable the Sellers or the Purchaser to comply with their respective obligations under this Agreement.
     6.13 Publicity. Prior to the Closing Date, none of the Sellers, the Company, the Subsidiary, nor the Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Purchaser or the Sellers, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange, provided that, to the extent required by applicable Law, the party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof. Following the Closing, the Purchaser shall use its best efforts consistent with applicable law to consult with the Sellers’ Representative and the PR Holder regarding any regulatory filings, including securities laws filings, regarding the transactions contemplated by this Agreement, and, if this Agreement or any portion hereof is required to be included in any such filing, any redactions of provisions of this Agreement.
     6.14 Environmental Matters. The Company shall permit, and the Sellers shall cause the Company to permit, the Purchaser and the Purchaser’s environmental consultant, to conduct a Phase I investigation of the environmental conditions of any real property owned, operated or leased by or for the Company or its Subsidiary and the operations conducted thereat (subject to any limitations contained in valid, previously executed leases).
     6.15 Updated Schedules. All of the Schedules shall be updated by the Company and the Sellers, as provided in this Section 6.15, and delivered to the Purchaser at the Closing (collectively, the “Updated Schedules”). The Updated Schedules shall be updated as of the Closing Date to reflect changes occurring between the date hereof and the Closing Date to the information set forth in relation to the corresponding representations and warranties; provided, that, no such changes or Updated Schedules shall have a Material Adverse Effect on the representations and warranties (and corresponding Schedules) made as of the date hereof and, without the consent of the Purchaser, no such changes or Updated Schedules shall be deemed or construed to cure any breach of any representation or warranty made as of the date hereof.
     6.16 Confidentiality. The parties hereto shall not, without the prior written consent of the other parties hereto disclose or acquiesce in the disclosure by any person or entity, or use or enable the use to the competitive detriment of the other parties hereto, any non-public information regarding the other parties hereto or the financial condition of such other parties, contained in any documents or otherwise furnished at any time pursuant to the provisions of this Agreement, including, without limitation, all information and documents furnished pursuant to Sections 6.7, 6.8 and 9, except to the legal counsel, accountants, financial advisors, investment bankers and the other authorized agents and representatives of the parties hereto, and to such persons only to the extent required for activities directly related to the obligations of the receiving parties under this Agreement, except to the extent such information has been publicly disclosed or is otherwise in the public domain or is required to be disclosed by law or by a court of competent jurisdiction or Governmental Authority.
7. CONDITIONS TO CLOSING

     7.1 Conditions Precedent to Obligations of Purchaser. The obligation of the Purchaser to consummate the transaction contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part to the extent permitted by applicable law):
     (1) all representations and warranties of the Company and the Sellers contained herein qualified as to materiality shall be true and correct, and the representations and warranties of the Company and the Sellers contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Effective Time with the same effect as though those representations and warranties had been made again at and as of that time;
     (2) the Company and the Sellers shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;
     (3) the Purchaser shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Purchaser) executed by each Seller certifying as to the fulfillment of the conditions specified in Sections 7.1.(1) and 7.1.(2) hereof;
     (4) the Purchaser shall have been furnished with certificates from the Company, executed by its President and Secretary, certifying as to the fulfillment of the conditions specified in Sections 7.1(1) and 7.1(2) hereof;
     (5) no action, suit or proceeding shall have been instituted by any Person before any Governmental Body seeking to restrain, modify or prevent the carrying out of the transactions contemplated hereby, or seeking damages or a discovery order in connection with such transactions, or that has or may have, in the reasonable opinion of the Purchaser, a Material Adverse Effect;
     (6) certificates representing 100% of the Shares shall at the Closing be validly delivered and transferred to the Purchaser;
     (7) the Purchaser shall have obtained all consents and waivers referred to in Section 5.3 hereof with respect to the transactions contemplated by this Agreement and the Purchaser Documents;
     (8) except for bonus payments and distributions permitted under Section 6.2.3, there shall not have been or occurred any Material Adverse Change between the date of this Agreement and the Closing Date;
     (9) the Sellers shall have obtained all consents and waivers referred to in Section 4.5 hereof, in a form reasonably satisfactory to the Purchaser, with respect to the transactions contemplated by this Agreement and the Seller Documents;
     (10) the Sellers shall have provided the Purchaser with an affidavit of non-foreign status that complies with Section 1445 of the Code;
     (11) the Purchaser shall have received the items set forth in Section 8.1; and

     (12) the waiting period under the HSR Act shall have expired or early termination shall have been granted.
     7.2 Conditions Precedent to Obligations of Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part to the extent permitted by applicable law):
     (1) all representations and warranties of the Purchaser contained herein qualified as to materiality shall be true and correct, and all representations and warranties of the Purchaser contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Effective Time with the same effect as though those representations and warranties had been made again at and as of that date;
     (2) the Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date;
     (3) the Sellers shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Sellers) executed by the President and Chief Financial Officer of the Purchaser certifying as to the fulfillment of the conditions specified in Sections 7.2.(1) and 7.2.(2);
     (4) there shall not be in effect any order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
     (5) the waiting period under the HSR Act shall have expired or early termination shall have been granted;
     (6) the Sellers shall have received a copy of each agreement, amendment or other document that, as of the Closing Date, terminates, assigns, transfers or otherwise amends, modifies or supplements any existing agreement, instrument or document relating to the IRB and to which the Company or the Subsidiary is a party; and
     (7) the Sellers’ Representative shall have received the items set forth in Section 8.2, in form and substance satisfactory to the Sellers’ Representative.
8. DOCUMENTS TO BE DELIVERED
     8.1 Documents to Be Delivered by Sellers. At the closing, the Sellers shall deliver, or cause to be delivered, to the Purchaser the following:
     (1) stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;
     (2) the certificates referred to in Section 7.1(3) and 7.1(4);
     (3) the opinion of Masuda, Funai, Eifert & Mitchell, Ltd., special counsel to the Sellers, in a form customary for transactions of the type contemplated by this Agreement;

     (4) copies of all consents and waivers referred to in Section 7.1.(7) hereof;
     (5) a duly executed W-9 from each beneficiary of each Seller;
     (6) certificates of good standing with respect to the Company issued by the Secretary of the State of Illinois and with respect to the Subsidiary issued by the Secretary of State of Kansas;
     (7) a written resignation from each director and officer of the Company and the Subsidiary;
     (8) an employment arrangement between David Dailey and the Company (including a release and non-competition agreement) satisfactory to the Purchaser and David Dailey;
     (9) from each Employee that is a party to a Salary Continuation Death Benefit Only Plan, an executed waiver and release of the requirement set forth in the paragraph thereto entitled “Successor Companies”;
     (10) the Escrow Agreement, duly executed by the Seller’s Representative (on behalf of the Sellers), the PR Holder and the Escrow Agent;
     (11) from each of Lloyd Schooley, Darlene Schooley, Deborah Schooley, David Schooley, Douglas Schooley and Darren Schooley, a duly executed Non-Competition Agreement;
     (12) from Lloyd Schooley, such documents as may be required to release the Company from any obligation to pay Lloyd Schooley any amount he might be entitled to receive from the Company under the terms of the Lloyd Schooley Deferred Compensation Plan; provided that, nothing in this Section shall be deemed to require that Lloyd Schooley release his right to receive any payments he may be entitled to under the profit sharing plan maintained by the Company, under the 401(k) plan maintained by the Company, under the individual retirement account established for Lloyd Schooley in connection with the termination of the defined benefit pension plain maintained by the Company or under the trust established in connection with the Lloyd Schooley Deferred Compensation Plan;
     (13) a termination of the Shareholders Agreement;
     (14) the Wiring Instructions; and
     (15) such other documents as the Purchaser shall reasonably request.
     8.2 Documents to Be Delivered by Purchaser. At the Closing, the Purchaser shall deliver to the Sellers the following:
     (1) evidence of the wire transfers referred to in Section 2.4 hereof;
     (2) the certificates referred to in Section 7.2.(3) hereof;
     (3) a certificate from the Secretary of the Purchaser to which is attached a true and correct copy of each the constituent documents of the Purchaser;

     (4) the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent;
     (5) the opinion of Lippes Mathias Wexler Friedman LLP, special counsel to the Purchaser, in a form customary for transactions of the type contemplated by this Agreement; and
     (6) such other documents as the Sellers shall reasonably request.
9. INDEMNIFICATION
     9.1 Indemnification.
     9.1.1 Indemnification by Sellers. Subject always to Sections 9.2 and 9.3, each Indemnifying Seller, severally, but not jointly, in proportion to such Indemnifying Seller’s Pro Rata share of the Indemnified Losses (as defined below), and the Company shall indemnify and hold the Purchaser, the Company, the Subsidiary and their respective directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the “Purchaser Affiliates”) harmless from and against any and all notices, actions, causes of action, suits, proceedings, claims, demands, obligations, assessments, judgments, damages, losses, costs, penalties and expenses, including reasonable attorneys’ and other professionals’ fees and disbursements (collectively, “Indemnified Losses”) resulting from:
          (1) the failure of any representation or warranty of the Indemnifying Sellers or the Company set forth in Section 4 hereof, other than representations and warranties contained in Section 4.10, or any representation or warranty contained in any certificate delivered by or on behalf of the Sellers or the Company pursuant to this Agreement, to be true and correct as of the date made;
          (2) the failure prior to the Closing Date of the Company to file on a timely basis any required Form 5500 Annual Return/Reports of any Employee Benefit Plan that was required to be filed by the Company prior to the Closing Date for any Employee Benefit Plan that is a welfare benefit plan under Section 3(1) of ERISA and the regulations thereunder, including any penalties that may be imposed upon the Company for late filings of such Form 5500 Annual Returns/Reports permitted under the U.S. Department of Labor Delinquent Filer Voluntary Compliance (DFVC) Program;
          (3) the breach of any covenant or other agreement on the part of the Sellers under this Agreement or any other agreement entered into between the Company and the Sellers or any of the beneficiaries of the trusts comprising the Sellers in connection with the closing of the transactions contemplated by this Agreement; and
          (4) (i) the failure of any representation or warranty made by the Indemnifying Sellers or the Company in Section 4.10 hereof to be true and correct; and (ii) any Taxes payable by the Company or the Subsidiary for any Tax period (or portion thereof) ending prior to or on the Closing Date (if a Section 338(h)(10) Election is made) or the day prior to the Closing Date (if no Section 338(h)(10) Election is made) to the extent such Taxes are not taken into account as a current liability for purposes of determining Net Working Capital (other than the amount of Taxes payable by the Company pursuant to Section 1374 of the Code if a Section 338(h)(10) Election is made). For this purpose, in the case of a Tax period that begins before and ends after the Closing Date, the amount of Taxes attributable to the period prior to the Closing Date shall be determined (A) in the case of any Taxes based on or measured by income or receipts, by closing the books of the

Company and the Subsidiary as of the close of business on the Closing Date (if a Section 338(h)(10) Election is made) or the day prior to the Closing Date (if no Section 338(h)(10) Election is made) and (B) in the case of all other Taxes, by multiplying such Taxes by a fraction the numerator of which is the number of days from the beginning of such Tax period through the close of business on the Closing Date (if a Section 338(h)(10) Election is made) or the day prior to the Closing Date (if no Section 338(h)(10) Election is made) and the denominator of which is the total number of days in such Tax period.
     9.1.2 Indemnification by Purchaser. Subject always to Section 9.2 and 9.3, the Purchaser shall indemnify and hold each of the Sellers, the PSP Holders and their respective Affiliates, agents, successors and assigns harmless from and against any and all Indemnified Losses resulting from:
          (1) the failure of any representation or warranty of the Purchaser set forth in Section 5, or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement, to be true and correct as of the date made;
          (2) the breach of any covenant or other agreement on the part of the Purchaser under this Agreement;
          (3) any event, circumstance, occurrence or condition that occurs on or after the Closing Date and is attributable to the ownership, holding, leasing, possession, operation, transfer, disposition, shutting down, liquidation or abandonment directly or indirectly by the Purchaser, on or after the Closing Date of: (i) any of the Shares; (ii) the assets of the Company or the Subsidiary; (iii) the trade or business of the Company or the Subsidiary; or (iv) the operations, results of operations, financial reporting or tax assets or liabilities of the Company or the Subsidiary; or
          (4) if the Purchaser has notified the Seller of the Purchaser’s decision to make a Section 338(h)(10) Election, the failure of the Purchaser: (i) to make such election (other than as a result of the Sellers’ failure to perform their obligations under Section 6.7) or (ii) to pay the Tax Indemnification Payment to the Sellers on or prior to April 11, 2008.
     9.1.3 Furthermore, from and after the Closing Date, the Company and the Subsidiary shall indemnify and hold harmless the current and former directors and officers of the Company and the Subsidiary for actions or omissions by such Persons in their capacities as directors and officers of the Company or the Subsidiary, and provide to the current and former directors and officers of the Company and the Subsidiary exculpation or advancement of expenses existing in favor of current and former directors and of the Company and the Subsidiary, to the same extent and subject to the same conditions provided under the “Organization Documents” as in effect on the date of this Agreement and relating to acts or omissions occurring at or prior to the Effective Time; provided, however, that (1) any determination required to be made with respect to whether an indemnified Person’s conduct complies with standards set forth in (as applicable) the Illinois Business Corporation Act, as amended, the Kansas General Corporation Code, as amended, or the Organizational Documents, as the case may be, shall be made by independent legal counsel selected by the indemnified Person, paid for by the Company, and reasonably acceptable to the Purchaser; (2) the provisions of this Section 9.1.3 shall not limit or impair any other claims or rights available to any indemnified Person; and (3) the provisions of this Section 9.1.3 and the obligations of the Purchaser, the Company and the Subsidiary hereunder shall not limit, impair or supersede any claims or rights of the Purchaser under Section 9.1.2. The provisions of this Section 9.1.3 are intended to be for the benefit of, and shall be enforceable by, the Company’s and the Subsidiary’s current and former directors and officers.
     9.2 Limitations on Indemnification.
     9.2.1 Provided that no claim for payment of a Tax Indemnification Payment has been made by a Seller against the Purchaser, the obligation of the Purchaser to pay to each Seller the amount of the Tax Indemnification Payment shall terminate and expire 60 days following the expiration of the statute of limitations applicable to the assessment and collection of Taxes for the tax year of the Sellers in which the Closing Date occurs.
     9.2.2 The Indemnifying Sellers shall not have any liability under Section 9.1.1 nor shall the Purchaser be entitled to indemnification for any Indemnified Losses based upon, attributable to or resulting from matters within the actual knowledge of the Purchaser at the Effective Time or accounted for or included in the calculation of the Purchase Price pursuant to the procedures of Section 2.3. Notwithstanding anything to the contrary contained in Section 9.1.1, the obligation of the Company to indemnify any party identified in Section 9.1.1, shall terminate, expire and cease to exist at the Effective Time.
     9.2.3 Except as otherwise set forth above, an Indemnifying Party shall not have any liability under Section 9.1.1(1) or Section 9.1.2(1) hereof unless: (1) the aggregate amount of Indemnified Losses to the indemnified parties (“Collectible Damages”), as finally determined to arise thereunder resulting from the failure of any representation or warranty to be true and correct exceeds $15,000 (each breach, non-fulfillment or other indemnified matter described in Section 9.1.1(1) or Section 9.1.2(1) for which the Collectible Damages exceeds such amount being referred to as “Covered Breach”), and (ii) the aggregate amount of Indemnified Losses, collectively, resulting from Covered Breaches (including the first $15,000 of each Covered Breach), exceed $1,000,000 (the “Deductible”); it being understood that, if the aggregate amount of Indemnified Losses attributable to Covered Breaches exceeds the Deductible, the Indemnified Party shall only be entitled to recover the amount by which the aggregate amount of Indemnified Losses attributable to Covered Breaches exceeds the Deductible. Notwithstanding the foregoing, the obligation of an Indemnifying Party to indemnify the Indemnified Party from and against Indemnified Losses arising from any matter other than the matters described in Section 9.1.1(1) and Section 9.1.2(1) above shall not, except as set forth in the proviso to this sentence, be limited to the extent that such Indemnified Losses are less than $15,000 or less than the amount of the Deductible, it being the intent of this sentence that an Indemnified Party shall be entitled to be indemnified from and against the full amount of all Indemnified Losses suffered by such Indemnified Party as a result of all matters for which indemnification is provided for by Section 9.1.1 and Section 9.1.2 hereof other than the matters described in Section 9.1.1(1) and Section 9.1.2(1) above, whether or not such Indemnified Losses exceed the Deductible and whether or not such Indemnified Losses are Covered Breaches provided, however, that in no event shall the aggregate obligations of the Indemnifying Sellers with respect to indemnification relating to all matters described in: (I) Section 9.1.1 (other than those under Section 9.1.1(4)) exceed $11,800,000; and (II) Section 9.1.1(4) exceed $20,000,000.
     9.2.4 The Indemnifying Sellers acknowledge and agree that the maximum aggregate amount of the Indemnified Losses that the Indemnifying Sellers may be obligated to pay exceeds the portion of the Purchase Price that is to be paid to the Escrow Agent. Accordingly, if the aggregate amount of the Indemnified Losses payable by the Sellers under this Section 9 exceeds the amount held by the Escrow Agent under the Escrow Agreement, each of the Indemnifying

Sellers shall be liable for its Pro Rata share of the amount of any such excess. Each Indemnifying Seller shall pay its share of any such excess to the Indemnified Party within 15 days following receipt of written notice from the Seller’s Representative of the amount of such Indemnifying Seller’s Pro Rata share. Notwithstanding the foregoing, in no event shall the aggregate liabilities of any Indemnifying Seller under this Section 9 exceed an amount equal to such Indemnifying Sellers’ Pro Rata share of $11,800,000 with respect to Indemnified Losses suffered by the Purchaser Affiliates as a result of the matters described in Section 9.1.1 (other than the matters described in Section 9.1.1(4)) or $20,000,000 with respect to Indemnified Losses suffered by the Purchaser Affiliates as a result of the matters described in Section 9.1.1(4).
     9.2.5 Except as provided in Section 9.2.1, the obligation of the Purchaser to indemnify the Sellers from and against Indemnified Losses arising from the matters described in Sections 6.7, 6.8 and 9.1.2(4) shall not be limited in any way.
     9.3 Indemnification Procedures.
     9.3.1 In the event that any Legal Proceedings shall be instituted or that any claim or demand (such Legal Proceedings, claim or demand, a “Claim”) shall be asserted by any Person in respect of which payment may be sought under Section 9.1 hereof, the Person entitled to indemnification (the “Indemnified Party”) shall: (1) if the Indemnified Party is any of the Purchaser Affiliates, reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Seller’s Representative and the Escrow Agent; and (2) if the Indemnified Party is any of the Seller Affiliates, reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Purchaser. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Indemnified Losses hereunder; provided that no settlement of any Claim shall be made by the Indemnifying Party, without the written consent of the Indemnified Party. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Indemnified Losses, it shall within 5 days (or sooner, if the nature of the Claim so requires) notify the Indemnified Party of its intent to do so. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Indemnified Losses, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for such Indemnified Losses under this Agreement, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Claim. If the Indemnifying Party shall assume the defense of such Claim, the Indemnified Party may participate, at his or its own expense, in the defense of such Claim. The Indemnifying Party shall not be required to pay for more than one counsel for all indemnified parties in connection with any Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.
     9.3.2 Upon: (1) final determination of the amount of the Indemnified Losses as a result of any final judgment or award rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom; or (2) the consummation of a settlement of a Claim; or (3) the execution and delivery of a mutually binding agreement between the Indemnified Party and the Indemnifying Party with respect to a Claim hereunder; then (4) if the Indemnified Party is: (i) the Purchaser or any of the Purchaser Affiliates and the amount by which the final amount of the Indemnified Losses exceeds the Deductible is less than or equal to the amount then remaining in the Escrow Account, the Indemnified Party shall forward to the Sellers’ Representative and the Escrow Agent written notice of the sums due and the Sellers’ Representative shall take such action as may be necessary to cause the Escrow Agent to pay to the Purchaser or the Purchaser Affiliates, all of the sums so due and owing within 5 Business Days following receipt of such written notice; (ii) the Purchaser or any of the Purchaser Affiliates and the amount by which the Indemnified Losses exceeds the Deductible is greater than the amount then remaining in the Escrow Account, the Indemnified Party shall forward the Sellers’ Representative and, if any amount is then remaining in the Escrow Account, forward the Escrow Agent, written notice of the amount of the sums due to the Indemnified Party and the Sellers’ Representative shall take such action as may be necessary to cause the Escrow Agent to pay to the Purchaser or the Purchaser’s Affiliates, the amount, if any, then remaining in the Escrow Account within 30 days following receipt of such written notice and shall further deliver written notice to each of the Sellers and the PR Holder of the amount of their respective Pro Rata shares of the amount due to the Indemnified Party after payment to the Indemnified Party of the amount, if any, remaining in the Escrow Account; and (iii) any of the Sellers, the Sellers’ Representative shall forward to the Purchaser written notice of any sums due and owing by the Purchaser pursuant to this Agreement with respect to such matter and the Purchaser shall be required to pay all of the sums so due and owing to the Sellers by wire transfer of immediately available funds within 30 days after the date of such notice.
     9.3.3 The failure of an Indemnified Party to give reasonably prompt notice of any Claim shall not release and waive the Indemnifying Party’s obligations with respect thereto unless the Indemnified Party can demonstrate that there was actual loss and prejudice to the Indemnifying Party as a result of such failure.
     9.3.4 The representations and warranties of the parties contained in this Agreement shall survive for a period of 365 days beginning on the day immediately following the Closing Date; provided that, notwithstanding the foregoing: (1) the representations and warranties contained in Sections 4.2, 4.3.1, 4.3.2, 4.6 and 5.2 shall survive indefinitely and shall not expire; (2) the representations and warranties contained in Section 4.10 shall survive for a period of 60 days following the expiration of the statute of limitations applicable to the assessment and collection of the Taxes covered by such representations and warranties; and (3) the representations and warranties contained in Section 4.19 shall survive for a period of 731 days beginning on the first day following the Closing Date.
     9.3.5 The Purchaser Affiliates shall have no right to be indemnified and the Indemnifying Sellers shall have no obligation to indemnify the Purchaser Affiliates with respect to any Claim which is based upon the failure of any representation or warranty set forth in Section 4 hereof or any representation or warranty contained in any certificate delivered by or on behalf of the Sellers or the Company to be true and correct as of the date made and as of the Closing Date if written notice of the Claim is not delivered to the Seller’s Representative prior to the expiration of the period during which the applicable representation or warranty survives the closing as set forth in Section 9.3.4 hereof.
     9.3.6 The Seller Affiliates shall have no right to be indemnified and the Purchaser shall have no obligation to indemnify the Seller Affiliates with respect to any Claim which is based upon the failure of any representation or warranty set forth in Section 5 hereof or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser to be true and correct as of the date made and as of the Closing Date if written notice of the Claim is not delivered to the Purchaser prior to the expiration of the period during which the applicable representation or warranty survives the Closing as set forth in Section 9.3.4 hereof.

10. TAX MATTERS
     10.1 Preparation of Tax Returns; Payment of Taxes.
          10.1.1 The parties hereto understand that the Company: (1) is a “S Corporation”, within the meaning of Section 1361 of the Code, and (2) will retain that status until the Closing Date (if a Section 338(h)(10) Election is made) or until the day prior to the Closing Date (if no Section 338(h)(10) Election is made). Each of the Sellers shall include on his, her or its income Tax Return, such Seller’s Pro Rata share of the taxable income of the Company. The Sellers will cause the Company to file: (i) the United States federal income Tax Returns of the Company for the taxable periods of the Company ending on the Closing date or on the day prior to the Closing Date, as the case may be, and (ii) where applicable, all other Tax Returns of the Company for the taxable periods of the Company ending (or the portion of any taxable period ending) on the Closing Date or prior to the Closing Date or on the day prior to the Closing Date, as the case may be. Except for any Built-in-Gains Tax, which shall be paid by the Purchaser, the Sellers shall cause the Company to pay any and all Taxes due with respect to the returns referred to in Section 10.1.1(i) and (ii). The Sellers also shall cause the Company to file all other Tax Returns of the Company required to be filed (taking into account any extensions) prior to or on the Closing Date and shall cause the Company to pay any and all Taxes (other than any Built-in-Gains Tax) due with respect to such Tax Returns. All Tax Returns described in this Section 10.1.1 shall be prepared in a manner consistent with prior practice unless a past practice has been finally determined to be incorrect by the applicable taxing authority or a contrary treatment is required by applicable tax laws (or the judicial or administrative interpretations thereof). The Sellers shall, prior to the filing of any Tax Returns required to be filed after the Closing Date, permit the Purchaser to review and comment upon all such Tax Returns. The Sellers and the Purchaser shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date for filing thereof. Any disagreements regarding such Tax Returns which are not resolved prior to the filing thereof shall be promptly resolved pursuant to Section 10.5 which shall be binding on the parties.
          10.1.2 Following the Closing, the Purchaser shall be responsible for preparing or causing to be prepared all federal, foreign, state and local Tax Returns required to be filed by the Company and the Subsidiary for all taxable periods ending after the Closing Date. The Purchaser shall file or cause to be filed all such Tax Returns and shall pay the Taxes shown due thereon.
          10.1.3 For federal income tax purposes, the taxable year of the Company shall end on the Closing Date (if a Section 338(h)(10) Election is made) or on the day prior to the Closing Date (if no Section 338(h)(10) Election is made), and, with respect to all other Taxes, the Sellers and the Purchaser will, unless prohibited by applicable law, close the taxable period of the Company as of the Closing Date (if a Section 338(h)(10) Election is made) or as of the day prior to the Closing Date (if no Section 338(h)(10) Election is made). None of the Sellers nor the Purchaser shall take any position inconsistent with the preceding sentence on any Tax Return.
     10.2 Cooperation with Respect to Tax Returns. The Purchaser and the Sellers shall furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to the Company as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. The Purchaser or the Company shall retain in its possession, and shall provide the Sellers reasonable access to (including the right to make copies of ), such supporting books and records and any other materials that the Sellers may specify with respect to Tax matters relating to any taxable period ending on the Closing Date or on the day prior to the Closing Date, as the case may be, until the relevant statute of limitations has expired. After such time, the Purchaser may dispose of such material, provided that, prior to such disposition, the Purchaser shall give the Sellers a reasonable opportunity to take possession of such materials.
     10.3 Tax Audits.
     10.3.1 After the Closing Date, the Purchaser and the Company shall have the right to participate in any Tax audit or administrative or court proceeding relating to any Tax period ending on or prior to the Closing Date that may have the effect of increasing the Purchaser’s, the Company’s or the Subsidiary’s Tax liability for any Tax period ending before or after the Closing Date and the Sellers shall not settle or compromise any such proceeding without the prior written consent of the Purchaser. In connection with any such proceeding, the Sellers shall bear their own costs and expenses and the Purchaser and the Company shall bear their own costs and expenses.
     10.3.2 If any taxing authority asserts a claim, makes an assessment or otherwise disputes or affects any Tax for which the Sellers are responsible hereunder, the Purchaser shall, promptly upon receipt by the Purchaser or the Company of notice thereof, inform the Sellers thereof.
     10.3.3 After the Closing Date, the Sellers’ Representative shall have the right to participate in any Tax audit or administrative or court proceeding relating to any Tax period beginning on or after the Closing Date that may have the effect of increasing the Tax liability of the Sellers for any Tax period beginning before the Closing Date and the Purchaser and the Company shall not settle or compromise any such proceeding without the prior written consent of the Sellers’ Representative. In connection with any such proceeding, the Purchaser and the Company shall bear their own costs and expenses and the Sellers shall bear their own costs and expenses.
     10.4 Refund Claims. To the extent any determination of tax liability of the Company, whether as the result of an audit or examination, a claim for refund, the filing of an amended return or otherwise, results in any refund of Taxes paid (other than Built-in-Gains Taxes under Section 1374 of the Code paid by the Purchaser with respect to the Tax period ending on the Closing Date), any such refund shall belong to the Sellers. To the extent any determination of the liability of the Company for Built-in-Gains Taxes for the Tax period ending on the Closing Date, whether as a result of an audit or examination, a claim for a refund, the filing of an amended return or otherwise, results in a refund of any such Built-in-Gains Taxes, any such refund shall belong to the Purchaser. Any payments made under this Section 10.4 shall be net of any Taxes payable with respect to such refund, credit or interest thereon (taking into account any actual reduction in tax liability realized upon the payment pursuant to this Section 10.4).
     10.5 Disputes. Except as specifically provided in Section 2.3: (a) any dispute as to any matter covered hereby shall be resolved by an independent accounting firm mutually acceptable to the Sellers and the Purchaser; and (b) the fees and expenses of such accounting firm shall be borne equally by the Sellers and the Purchaser.
11. MISCELLANEOUS
     11.1 Expenses. Except as otherwise provided in this Agreement, each of the Company and the Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this

Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby; provided, however, that the Purchaser shall pay for all sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement.
     11.2 Further Assurances. The Sellers and the Purchaser each agree to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.
     11.3 Submission to Jurisdiction; Consent to Service of Process.
     11.3.1 The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Illinois, County of Cook, with respect to any legal action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such action or proceeding brought in such court or any defense of inconvenient forum for the maintenance of such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
     11.3.2 Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 11.6.
     11.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.
     11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to conflicts of laws principles.
     11.6 Notices. All notices and other communication under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to any Seller, to:	the Contact Information set forth on Annex A

With a copy to:	BMO Capital Markets
111 West Monroe Street
20th Floor, East
Chicago, Illinois 60603

Telephone: (312) 765-8186
Facsimile: (312) 293-5325

Attention: Paul Johnson

With a copy to:	Masuda, Funai, Eifert & Mitchell, Ltd.
203 North LaSalle Street
Suite 2500
Chicago, Illinois 60601

Telephone (312) 245-7500
Facsimile: (312) 245-7467

Attention: Thomas P. McMenamin, Esq.

If to the Purchaser, to:	Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

Telephone: (716) 826-6500
Facsimile: (716) 826-1589

Attention: David W. Kay

With a copy to:	Lippes Mathias Wexler Friedman LLP
665 Main Street, Suite 300
Buffalo, New York 14203

Telephone: (716) 853-5100
Facsimile: (716) 853-5199

Attention: Paul J. Schulz, Esq.

If to the PR Holder, to:	Dave Dailey
P.O. Box 812
Geneva, Illinois 60134
Telephone: (630) 667-8766

With a copy to:	Masuda, Funai, Eifert & Mitchell, Ltd
203 North LaSalle Street
Suite 2500
Chicago, Illinois 60601

Telephone (312) 245-7500
Facsimile: (312) 245-7467

Attention: Thomas P. McMenamin, Esq.

If to the Sellers’ Representative, to:	Lloyd Schooley
40 Shuman Boulevard, Suite 290
Naperville, Illinois 60653

Telephone: (630) 258-3677
Facsimile: (630) 428-1886

With a copy to:	Masuda, Funai, Eifert & Mitchell, Ltd
203 North LaSalle Street
Suite 2500
Chicago, Illinois 60601

Telephone (312) 245-7500
Facsimile: (312) 245-7467

Attention: Thomas P. McMenamin, Esq.
     11.7 Severability. If any provision of this Agreement is invalid or unenforceable, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are enforceable.
     11.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or the Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that, upon the consent of the Sellers, which consent shall not be unreasonably withheld, the Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, the Purchaser’s rights to purchase the Shares and the Purchaser’s rights to seek indemnification hereunder) to any Affiliate of the Purchaser. Upon any such permitted assignment, the references in this Agreement to the Purchaser shall also apply to any such assignee unless the context otherwise requires.
     11.9 Sellers’ Representative. Lloyd Schooley, or such other persons as shall succeed him pursuant to this Section 11.9, is hereby designated as the representative to act for and represent the Sellers and the Indemnifying Sellers (the “Sellers’ Representative”) with respect to all matters arising out of Sections 2.3, 9 and 10 hereof and in those other matters with respect to which this Agreement specifies that the Sellers’ Representative shall so act, as well as matters which require notice to be given to the Indemnifying Sellers under this Agreement. In the event of the death or incapacity of the Sellers’ Representative, then such other person or persons as may be designated by a majority of the Sellers, shall succeed as the Sellers’ Representative.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the date first written above, by themselves or their respective officers or signatories thereunto duly authorized.

PURCHASER: GIBRALTAR INDUSTRIES, INC.
By:	/s/ David W. Kay
	Name:	David W. Kay
	Title:	Chief Financial Officer, Executive Vice President and Treasurer

COMPANY: FLORENCE CORPORATION
By:	/s/ David P. Dailey
	Name:	David P. Dailey
	Title:	President

[Signature pages continue.]

SELLERS: Darlene M. Schooley Living Trust u/a/d 12/6/94
By:	/s/ Darlene M. Schooley
	Name:	Darlene M. Schooley
	Title:	Trustee

Deborah Schooley Irrevocable Trust u/a/d 12/21/88
By:	/s/ Suzanne B. Dallmeyer
	Name:	Suzanne B. Dallmeyer
	Title:	Trustee

David, Douglas and Darren Schooley Irrevocable Trust u/a/d 12/21/88
By:	/s/ Suzanne B. Dallmeyer
	Name:	Suzanne B. Dallmeyer
	Title:	Trustee

PR HOLDER:
By:	/s/ David Dailey
	Name:	David Dailey

Solely with respect to the appointment as the Sellers’ Representative under Section 11.9:
By:	/s/ Lloyd Schooley
	Name:	Lloyd Schooley
	Title:	Sellers’ Representative

Annex 1

		Pro Rata
	Number of	Percentage
Seller and Seller’s Contact Information	Shares Owned	of Shares
Darlene M. Schooley Living Trust, u/a/d 12/6/94 c/o Lloyd Schooley 40 Shuman Boulevard, Suite 290 Naperville, Illinois 60653	156	6.4%

David, Douglas and Darren Schooley Irrevocable Trust, u/a/d 12/21/88 c/o Suzanne Dallmeyer, Esq. 466 Central Avenue, Suite 47 Northfield, Illinois 60093	1,764	72.3%

Deborah Schooley Irrevocable Trust, u/a/d 12/21/88 c/o Suzanne Dallmeyer, Esq. 466 Central Avenue, Suite 47 Northfield, Illinois 60093	520	21.3%

Annex 2
Agreed Principles
Agreed Principles for Calculating
Estimated Net Working Capital and Closing Net Working Capital
as of August 31, 2007.
Current assets and current liabilities shall be computed in accordance with GAAP and shall be derived in a manner consistent with the Company’s internal consolidated financial statements (with a copy of the July, 2007 balance sheet of the Company included for reference as Attachment 1 hereto).
Current assets shall be adjusted to eliminate the following items, to the extent they are reflected on the balance sheet:
(a) Shareholder Receivable: Represents a loan to Debbie Cummings
(b) Prepaid Officer Life Insurance: Prepaid expenses relating to the salary continuation plans for John Alstadt, Frank Vecchione, David Dailey and Mike Powles
(c) Pre-Paid Consulting Fees: Consulting fees prepaid to Kerry Krafthefer
Current liabilities shall be adjusted to eliminate the following items, to the extent they are reflected on the balance sheet:
(a) Accrued Bonus: Accrued bonuses for Lloyd Schooley and Mike Powles
(b) Accrued Legal Fees: Accrued expenses to Suzanne Dallmeyer
(c) Accrued Interest: Accrued interest on the IRB.
In addition, current liabilities shall exclude liabilities related to the transaction contemplated by the Agreement to which this Annex is attached], to the extent they are reflected on the balance sheet, including phantom stock payments, transaction related bonuses, related payroll costs such as FICA, transaction costs, and Section 338 (h) (10) Acquisition Costs that have not been paid on or before the Closing.
For purposes of illustration only, Attachment 1 hereto presents an example of the foregoing methodology to be followed for calculating Net Working Capital.
As used herein, the term “Section 338(h)(10) Acquisition Costs” means all taxes paid or payable by the Company and the Subsidiary as a result of a Section 338(h)(10) Election.

Annex 3
Tax Timetable**

Friday, August 31, 2007	Closing of sale of shares of the Company to the Purchaser.

Prior to October 15, 2007	Cooperation between the Purchaser and the Sellers regarding preparation of good faith estimate of tax amount payable by the Company which is to be paid by the Purchaser for the final “S” corporation Federal and State income tax returns by the Company, together with the payment, if any, of the estimated tax owed by the Company.

Thursday, November 15, 2007	Filing of Extension Requests for final Federal and State income tax returns of the Company as an “S” corporation.

On or prior to Friday, December 21, 2007	Delivery to Crowe Chizek, tax advisors to the Sellers, with a copy to the Sellers’ Representative, of the following: (1) valuation reports arranged by the Purchaser of tangible assets of the Company and (2) proposed allocation of purchase price to such assets of the Company.

On or prior to Friday, February 29, 2008	Delivery to the Purchaser by Crowe Chizek, on behalf of Sellers, of information and calculations of the amount of the Tax Indemnification Payments payable to the Sellers if a Section 338(h)(10) Election is made.

Prior to April 11, 2008	Delivery to the Sellers’ Representative by the Purchaser of an Irrevocable Notice of the Purchaser’s decision on whether it will make a Section 338(h)(10) Election. If the Purchaser’s Irrevocable Notice indicates that the Purchaser is making a Section 338(h)(10) Election, then cooperation between Crowe Chizek, as tax advisors to the Sellers, and the Purchaser regarding finalization of the Tax Indemnification Payment amounts.

On or prior to Friday, April 11, 2008	If the Purchaser’s Irrevocable Notice indicates that the Purchaser is making a Section 338(h)(10) Election, then: (1) payment of the Tax Indemnification Payment amounts by the Purchaser to the Sellers; and (2) execution of Section 338(h)(10) Election documents by the Purchaser and the Sellers.

April 15, 2008	Filing of Tax Returns by the Sellers.

On or prior to Thursday, May 15, 2008	Filing of Section 338(h)(10) Election.

Capitalized terms used in this Tax Timetable have their respective meanings set forth in the Stock Purchase Agreement to which this Annex is attached.